
10011802

NATIONAL RESEARCH
Corporation

2009 Annual Report ● 2010 Proxy Statement

COMPANY PROFILE

National Research Corporation, headquartered in Lincoln, Nebraska, is dedicated to improving healthcare in the United States and Canada, and does so through hundreds of committed associates engaged in various aspects of our business:

NRC Picker
The expert in patient-centered care, enabling healthcare organizations to improve the most important aspects of the patient experience.

NRC Payer Solutions
The standard in predictive health risk assessment and information for proactive management of consumers' health.

NRC Healthcare Market Guide
The indispensable resource for consumers' healthcare preferences and needs.

The Governance Institute
The authoritative source for effective hospital and health systems governance.

My InnerView
The leading provider of quality and performance improvement solutions to the senior care profession.

ANNUAL MEETING

The annual meeting of shareholders will be held on May 7, 2010, at 9:00 a.m. (local time) at the Company's corporate offices, 1245 Q Street, Lincoln, Nebraska 68508.

To Our Shareholders

Shareholder value is a key performance metric and its trend this past year clearly illustrates very poor performance on my part. Shareholder value began the year at $192 million and closed the year at $137 million, a loss of over one million dollars a week. The market, on the other hand, did very well as documented by a 26% growth in the S&P 500. NRCI declined in percentage terms as much as the market gained, creating a performance chasm.


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I will avoid the typical management excuses. As well, I will not waste time highlighting revenue and income growth during the year. For a shareholder, the only metric you and I can monetize is share price.

I'm bullish on the opportunities that are at our doorstep and I'm impressed with the magnitude of leadership talent emerging throughout the organization. However, we need to change the speed at which we do business. Next year will mark our 30th anniversary, a noteworthy achievement to some perhaps, but for me our accumulation of wisdom is only worthwhile if it drives smarter and faster decisions--a point we must fully embrace going forward.

In last year's Shareholders Letter, I predicted "without a doubt" we would witness regulatory actions to curb the often misaligned incentive between management and shareholders. That did not transpire. While doing the right things right needs no regulations, I also believe we have missed an opportunity to raise the bar. As a result, as memories fade and greed returns, we likely will relive unbridled risk amongst a few that will again weigh on the many.

Best personal regards,

Michael D. Hays
President, Chief Executive Officer
and Fellow Shareholder

NATIONAL RESEARCH CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 7, 2010

To the Shareholders of
National Research Corporation:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of National Research Corporation will be held on Friday, May 7, 2010, at 9:00 A.M., local time, at our corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, for the following purposes:

1. To elect two directors to hold office until the 2013 Annual Meeting of Shareholders and until their successors are duly elected and qualified.

2. To approve amendments to the National Research Corporation 2004 Non-Employee Director Stock Plan.

3. To consider and act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on March 12, 2010, has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

A proxy for the meeting and a proxy statement are enclosed herewith.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

Lincoln, Nebraska
April 6, 2010

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on May 7, 2010. The National Research Corporation proxy statement for the 2010 Annual Meeting of Shareholders and the 2009 Annual Report to Shareholders are available at http://www.nationalresearch.com/InvestorRelations/tabid/54/Default.aspx.

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

NATIONAL RESEARCH CORPORATION

1245 Q Street
Lincoln, Nebraska 68508

PROXY STATEMENT
For
ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 7, 2010

This proxy statement is being furnished to shareholders by the Board of Directors (the "Board") of National Research Corporation (the "Company") beginning on or about April 6, 2010, in connection with a solicitation of proxies by the Board for use at the Annual Meeting of Shareholders to be held on Friday, May 7, 2010, at 9:00 A.M., local time, at the Company's corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting.

A proxy, in the enclosed form, which is properly executed, duly returned to the Company and not revoked, will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted FOR the two persons nominated for election as directors referred to herein, FOR the amendments to the National Research Corporation 2004 Non-Employee Director Stock Plan (the "2004 Director Plan") and on such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy. Other than the election of two directors and the amendments to the 2004 Director Plan, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of the Company's common stock, $.001 par value per share (the "Common Stock"), at the close of business on March 12, 2010, are entitled to vote at the Annual Meeting. On that date, the Company had outstanding and entitled to vote 6,657,600 shares of Common Stock, each of which is entitled to one vote per share.

ELECTION OF DIRECTORS

The Company's By-Laws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, the shareholders will elect two directors to hold office until the 2013 Annual Meeting of Shareholders and until their successors are duly elected and qualified. Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as directors of the two persons named as nominees herein. The Board has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected. However, in the event that any nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board. Each director will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the directors. Votes will be tabulated by an inspector of elections appointed by the Board.

The following sets forth certain information, as of March 12, 2010, about the Board's nominees for election at the Annual Meeting and each director of the Company whose term will continue after the Annual Meeting.

Nominees for Election at the Annual Meeting

Terms expiring at the 2013 Annual Meeting

Patrick E. Beans, 52, has served as Vice President, Treasurer, Chief Financial Officer, Secretary and a director of the Company since 1997, and as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant. Mr. Beans' background as a former certified public account and finance director, as well as his experience in leadership positions with the Company, led to the conclusion that he should serve as a director of the Company.

Gail L. Warden, 71, has served as a director of the Company since January 2005. Mr. Warden is currently President Emeritus of Detroit-based Henry Ford Health System, where he served as President and Chief Executive Officer from 1988 until 2003. Prior to this role, Mr. Warden served as President and Chief Executive Officer of Group Health Cooperative of Puget Sound, as well as Executive Vice President of the American Hospital Association. Mr. Warden serves as Chairman to several national healthcare committees and as a board member to many other healthcare related committees and institutions. Mr. Warden's extensive experience in the healthcare industry and the many leadership roles he has held with healthcare enterprises, including serving as the president and chief executive officer of a large integrated health system for 15 years, and industry organizations led to the conclusion that he should serve as a director of the Company.

THE BOARD RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE "FOR" SUCH NOMINEES. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" SUCH NOMINEES.

Directors Continuing in Office

Terms expiring at the 2011 Annual Meeting

JoAnn M. Martin, 55, has served as a director of the Company since June 2001. Ms. Martin was elected President and Chief Executive Officer of Ameritas Life Insurance Corp., an insurance and financial services company, in July 2005. From April 2003 to July 2005, she served Ameritas Life Insurance Corp. as President and Chief Operating Officer. Prior thereto, Ms. Martin served as Senior Vice President and Chief Financial Officer of Ameritas for more than the last five years. In April 2009, Ms. Martin was elected President and Chief Executive Officer of Ameritas Holding Company and UNIFI Mutual Holding Company (previously named Ameritas Acacia Mutual Holding Company), where she had served as Executive Vice President and Chief Financial Officer for more than the last five years. Ms. Martin has served as an officer of Ameritas and/or its affiliates since 1988. Ms. Martin also serves as a director of Ameritas Life Insurance Corp. Separate Account LLVL (since 2003), Ameritas Life Insurance Corp. Separate Account LLVA (since 2003), Calvert Asset Management Company (since 2007), the Lincoln Chamber Economic Development Corp. and the Omaha Branch of the Federal Reserve Bank of Kansas City. Ms. Martin's financial background as a former certified public accountant and as the former Chief Financial Officer and current President and Chief Executive Officer of a large mutual insurance company as well as her leadership experiences as a director of the Omaha Branch of the Federal Reserve Bank of Kansas City and numerous other organizations, led to the conclusion that she should serve as a director of the Company.

Paul C. Schorr III, 73, has served as a director of the Company since February 1998. Mr. Schorr has been the President and Chief Executive Officer of ComCor Holding Inc., an electrical contractor specializing in construction consulting services, since 1987. Mr. Schorr also has served as a director of Ameritas Life Insurance Corp. for more than the last five years and was a director of Western Sizzlin Corp. until 2006. Mr. Schorr's background as an owner and manager of what the Company believes is one of the largest electrical contractors in the United States and his experiences as a director of several other entities led to the conclusion that he should serve as a director of the Company.

Terms expiring at the 2012 Annual Meeting

Michael D. Hays, 55, has served as Chief Executive Officer and a director since he founded the Company in 1981. He was appointed to the additional role of President of the Company in July 2008, a position in which he also served from 1981 to 2004. Prior to founding the Company, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization). Mr. Hays' background as founder of the Company, and his long and successful tenure as Chief Executive Officer and a director, led to the conclusion that he should serve as a director of the Company.

John N. Nunnelly, 57, has served as a director of the Company since December 1997. Mr. Nunnelly has been Vice President of Strategic Planning at McKesson Corporation, a leader in the healthcare information industry, since April 2005. Mr. Nunnelly served in various other positions during his 24 year tenure with McKesson, including Group President of Resource Management and Home Health Solutions, Vice President and General Manager of the Amherst Product Group and Vice President of Sales-Decision Support. Mr. Nunnelly currently serves as an adjunct professor at the University of Massachusetts, teaching information technology in the School of Nursing. During Mr. Nunnelly's long and successful career with a leading company in the healthcare information industry, he has led several business groups, including one with over $360 million in annual revenue, and been involved in managing a number of mergers and acquisitions. These experiences and Mr. Nunnelly's expertise as a professional and educator in the field of healthcare information technology led to the conclusion that he should serve as a director of the Company.

CORPORATE GOVERNANCE

Independent Directors and Annual Meeting Attendance

Of the six directors currently serving on the Board of Directors, the Board has determined that JoAnn M. Martin, John N. Nunnelly, Paul C. Schorr III and Gail L. Warden are "independent directors" as that term is defined in the listing standards of The NASDAQ Stock Market.

Directors are expected to attend the Company's Annual Meeting of Shareholders each year. Each of the directors attended the Company's 2009 Annual Meeting.

Currently, the Company does not have a chairman and the Board does not have a policy on whether the roles of chief executive officer and chairman should be separate. The Board has, however, designated Ms. Martin as lead director. The Board believes its current leadership structure is appropriate at this time since it establishes the Company's chief executive officer as the primary executive leader with one vision and eliminates ambiguity as to who has primary responsibility for the Company's performance.

The lead director is an independent director who is appointed by the independent directors and who works closely with the chief executive officer. In addition to serving as the principal liaison between the independent directors and the chief executive officer in matters relating to the Board as a whole, the primary responsibilities of the lead director are as follows:

- Preside at all meetings of the Board at which the chief executive officer is not present, including any executive sessions of the independent directors, and establish agendas for such executive sessions in consultation with the other directors and the chief executive officer;

- Advise the chief executive officer as to the quality, quantity, and timeliness of the flow of information from management that is necessary for the independent directors to effectively perform their duties;

- Have the authority to call meetings of the independent directors as appropriate; and

- Be available to act as the spokesperson for the Company if the chief executive officer is unable to act as the spokesperson.

Committees

The Board held four meetings in 2009. During 2009, each of the directors attended all of the meetings of the Board for which he or she was a director in 2009 and at least 75% of the total number of meetings held by all committees of the Board on which such director served during 2009.

The Board has a standing Audit Committee, Compensation Committee and Nominating Committee. Each of these committees has the responsibilities set forth in formal written charters adopted by the Board. The Company makes available on its website located at www.nationalresearch.com copies of each of these charters free of charge.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company. The Audit Committee presently consists of Paul C. Schorr III (Chairperson), JoAnn M. Martin, John N. Nunnelly and Gail L. Warden, each of whom meets the independence standards of the NASDAQ Stock Market and the Securities and Exchange Commission for audit committee members. The Board has determined that JoAnn M. Martin qualifies as an "audit committee financial expert," as that term is defined by the Securities and Exchange Commission, because she has the requisite attributes through, among other things, education and experience as a president, chief financial officer and certified public accountant. The Audit Committee held six meetings in 2009.

The Compensation Committee determines compensation programs for the Company's executive officers, reviews management's recommendations as to the compensation to be paid to other key personnel and administers the Company's equity-based compensation plans. John N. Nunnelly (Chairperson), JoAnn M. Martin, Paul C. Schorr III and Gail L. Warden are the current members of the Compensation Committee. The Compensation Committee held four meetings in 2009. In 2007, management of the Company engaged Buck Consultants, a nationally recognized compensation consultant, for the Company's review of its compensation and benefits programs. The Company's management instructed Buck Consultants to benchmark the base salary, total cash compensation and total direct compensation that the Company offers to the executive officers named in the Summary Compensation Table. The Company's management also worked with Buck Consultants to update the group of companies that the Company had used for benchmarking purposes during its last major review of its compensation and benefit programs in 2003 to ensure that the companies included in the group have revenue that is comparable to the Company's and a similar industry and market focus.

The Nominating Committee presently consists of JoAnn M. Martin (Chairperson), John N. Nunnelly, Paul C. Schorr III and Gail L. Warden, each of whom meets the independence standards of The NASDAQ Stock Market for nominating committee members. The Nominating Committee's primary functions are to: (1) recommend persons to be selected by the Board as nominees for election as directors and (2) recommend persons to be elected to fill any vacancies on the Board. The Nominating Committee held no meetings in 2009.

Board Oversight of Risk

The full Board is responsible for the oversight of the Company's operational and strategic risk management process. The Board relies on its Audit Committee to address significant financial risk exposures facing the Company and the steps management has taken to monitor, control and report such exposures, with appropriate reporting of these risks to be made to the full Board. The Board relies on its Compensation Committee to address significant risk exposures facing the Company with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Board's role in the Company's risk oversight has not affected the Board's leadership structure.

Nominations of Directors

The Nominating Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Nominating Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee. The Company's By-laws also set forth certain requirements for shareholders wishing to nominate director candidates directly for consideration by the shareholders. With respect to an election of directors to be held at an annual meeting, a shareholder must, among other things, give notice of an intent to make such a nomination to the Secretary of the Company not less than 60 days or more than 90 days prior to the second Wednesday in the month of April.

In identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company. The Nominating Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the Nominating Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. In addition, the Board and the Nominating Committee believe that the following specific qualities and skills are necessary for all directors to possess:

- A director must display high personal and professional ethics, integrity and values.
- A director must have the ability to exercise sound business judgment.
- A director must be accomplished in his or her respective field, with broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.

- A director must have relevant expertise and experience, and be able to offer advice and guidance based on that expertise and experience.

- A director must be independent of any particular constituency, be able to represent all shareholders of the Company and be committed to enhancing long-term shareholder value.

- A director must have sufficient time available to devote to activities of the Board of Directors and to enhance his or her knowledge of the Company's business.

The Board also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one independent director must have the requisite experience and expertise to be designated as an "audit committee financial expert," as defined by applicable rules of the Securities and Exchange Commission, and have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, as required by the rules of NASDAQ.

- One or more of the directors generally must be active or former executive officers of public or private companies or leaders of major complex organizations, including commercial, scientific, government, educational and other similar institutions.

As noted above, in identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that, among other things, the Board is comprised of directors who have broad and diverse backgrounds, because the Board believes that directors should be selected so that the Board is a diverse body. The Nominating Committee implements this policy by considering how potential directors' backgrounds would contribute to the diversity of the Board.

Transactions with Related Persons

Except as disclosed in this section, we had no transactions during 2009, and none are currently proposed, in which we were a participant and in which any related person had a direct or indirect material interest. Our Board has adopted policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- A "related person" means any of our directors, executive officers, nominees for director, any holder of 5% or more of the Common Stock or any of their immediate family members; and

- A "related person transaction" generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are to be a participant and the amount involved exceeds $120,000, and in which a related person had or will have a direct or indirect material interest.

Each of our executive officers, directors or nominees for director is required to disclose to the Audit Committee certain information relating to related person transactions for review, approval or ratification by the Audit Committee. Disclosure to the Audit Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction. The Audit Committee's decision whether or not to approve or ratify a related person transaction is to be made in light of the Audit Committee's determination that consummation of the transaction is not or was not contrary to our best interests. Any related person transaction must be disclosed to the full Board.

Ms. Martin serves as President and Chief Executive Officer of Ameritas Life Insurance Corp. In connection with the Company's regular assessment of its insurance-based associate benefits and the costs associated therewith conducted by an independent insurance broker, in 2007 the Company began purchasing dental insurance for certain of its associates from Ameritas Life Insurance Corp. and, in 2009, the Company also began purchasing vision insurance for certain of its associates from Ameritas Life Insurance Corp. The total value of these purchases, which were conducted in arms' length transactions and approved by the Audit Committee pursuant to our related person transaction policies and procedures, was less than $120,000 in 2009.

Communications with the Board of Directors

Shareholders may communicate with the Board by writing to National Research Corporation, Board of Directors (or, at the shareholder's option, to a specific director), c/o Patrick E. Beans, Secretary, 1245 Q Street, Lincoln, Nebraska 68508. The Secretary will ensure that the communication is delivered to the Board or the specified director, as the case may be.

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter, the Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2009 Annual Report on Form 10-K with the Company's management and independent registered public accounting firm. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the audited financial statements n conformity with U.S. generally accepted accounting principles.

The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by AU Section 380 of the Public Company Accounting Oversight Board, as amended. In addition, the Company's independent registered public accounting firm provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accounting firm the firm's independence. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm on a case-by-case basis. The Audit Committee has considered whether the provision of the services relating to the *Audit-Related Fees*, *Tax Fees* and *All Other Fees* set forth in "Miscellaneous – Independent Registered Public Accounting Firm" was compatible with maintaining the independence of the independent registered public accounting firm and determined that such services did not adversely affect the independence of the firm.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the Securities and Exchange Commission.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

AUDIT COMMITTEE

Paul C. Schorr III, Chairperson
JoAnn M. Martin
John N. Nunnelly
Gail L. Warden

PRINCIPAL SHAREHOLDERS

Management and Directors

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 12, 2010, by: (1) each director and director nominee; (2) each of the executive officers named in the Summary Compensation Table; and (3) all of the directors, director nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. As of March 12, 2010, there were 6,657,600 shares of Common Stock outstanding.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Michael D. Hays[1]	1,782,377[2][3]	26.7%
Patrick E. Beans	137,661[3][4]	2.1%
JoAnn M. Martin	76,500[3]	1.1%
Jona S. Raasch	62,809[3]	*
Gail L. Warden	60,000[3]	*
Paul C. Schorr III	51,577[3]	*
John N. Nunnelly	43,800[3]	*
All directors, nominees and executive officers as a group (seven persons)	2,214,724[3]	31.7%

* Denotes less than 1%.

(1) The address of Mr. Hays is 1245 Q Street, Lincoln, Nebraska 68508.

(2) Includes 1,600,000 shares pledged as security and 325 shares held by Mr. Hays' wife. Does not include 500,000 shares transferred to the Trust created under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009, or 2,500,000 shares transferred to the Trust created under the Karen S. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010, and the Trust created under the Michael D. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010, all or a portion of which will be returned to Mr. Hays over the next two years. Mr. Hays disclaims beneficial ownership of the 325 shares held by his wife.

(3) Includes shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 12, 2010, as follows: Mr. Hays, 18,298 shares; Mr. Beans, 26,005 shares; Ms. Martin, 72,000 shares; Ms. Raasch, 62,809 shares; Mr. Warden, 60,000 shares; Mr. Schorr, 48,000 shares; Mr. Nunnelly, 36,000 shares; and all directors, nominees and executive officers as a group, 323,112 shares.

(4) Includes 1,500 shares held by Mr. Beans as custodian for his minor children and 64,559 shares owned by eight trusts for which Mr. Beans is the sole trustee.

Other Beneficial Owners

The following table sets forth certain information regarding beneficial ownership by the only other persons known to the Company to own more than 5% of the outstanding Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership — Voting Power		Investment Power		Aggregate	% of Class
	Sole	Shared	Sole	Shared		
Trust created under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009[1]	500,000	0	500,000	0	500,000	7.5%
Trusts created under the Karen S. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010 and the Michael D. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010[2]	2,500,000	0	2,500,000	0	2,500,000	37.6%

(1) On March 31, 2009, Michael D. Hays transferred 500,000 shares to the Trust created under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009, all or a portion of which will be returned to Mr. Hays over the next year. Jeffery T. Peetz currently serves as the Special Holdings Direction Adviser to the Trust. The address of the Trust is c/o Nemours Building, 1007 Orange Street, Suite 1450, Wilmington, DE. 19801.

(2) On February 12, 2010, Michael D. Hays and his wife transferred an aggregate of 2,500,000 shares to the Trust created under the Karen S. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010, and the Trust created under the Michael D. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010, all or a portion of which will be returned to them over the next two years. Jeffery T. Peetz currently serves as the Special Holdings Direction Adviser to the Trusts. The address of the Trusts is c/o Nemours Building, 1007 Orange Street, Suite 1450, Wilmington, DE. 19801.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis relates to the compensation of the individuals named in the Summary Compensation Table, a group we refer to as our "named executive officers." In this discussion, the terms "we," "our," "us" or similar terms refer to the Company.

Overview of Executive Compensation Philosophy

We recognize the importance of maintaining sound principles for the development and administration of our executive compensation and benefit programs. Specifically, we design our executive compensation and benefit programs to advance the following core principles:

- We strive to compensate our executive officers at competitive levels to ensure that we attract and retain a highly competent, committed management team.
- We provide our executive officers with the opportunity to earn competitive pay as measured against comparable companies.
- We link our executive officers' compensation, particularly annual cash bonuses, to established Company financial performance goals.

We believe that a focus on these principles will benefit us and, ultimately, our shareholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

Role of the Compensation Committee

The Board appoints the Compensation Committee, which consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of the Securities Exchange Act of 1934. The following individuals are members of the Compensation Committee:

- John N. Nunnelly (Chairperson)
- JoAnn M. Martin
- Paul C. Schorr III
- Gail L. Warden

The Compensation Committee determines compensation programs for our executive officers, reviews management's recommendations as to the compensation to be paid to other key personnel and administers our equity-based compensation plans. Periodically, the Compensation Committee reviews and determines our compensation and benefit programs, with the objective of ensuring the executive compensation and benefits programs are consistent with our compensation philosophy. At the time of such reviews, our management has engaged a nationally recognized compensation consultant.

For our most recent review of our compensation and benefit programs in 2007, our management engaged Buck Consultants, a nationally recognized compensation consultant. Our management instructed Buck Consultants to benchmark the base salary, total cash compensation and total direct compensation that we offer our named executive officers. Buck Consultants worked with our management to update the group of companies that we had used during our last major review of our compensation and benefit programs in 2003 to ensure that the companies included in the group have revenue that is comparable to ours and a similar industry and market focus. Buck Consultants and our management selected companies based on one or more of the following characteristics:

- A Global Industry Classification Standard code the same or similar to ours;
- A business model similar to ours;
- Stable financial performance over recent periods;
- Annual revenue approximating $20 million to $150 million; and
- Directly competitive with us, regardless of revenue comparability.

The companies selected for our review of compensation in 2007 were the following:

- Opinion Research Corporation
- The Advisory Board Company
- Forrester Research, Inc.
- Greenfield Online, Inc.
- Phase Forward Incorporated
- Landauer, Inc.
- NetRatings, Inc.
- Keynote Systems, Inc.
- Vitria Technology, Inc.
- BrandPartners Group Inc.
- Guideline, Inc.
- Netsmart Technologies Inc.
- Mediware Information Systems, Inc.
- Rainmaker Systems, Inc.
- The Management Network Group, Inc.
- HealthStream, Inc.
- Insightful Corporation
- Health Grades, Inc.

We refer to these companies as "comparable companies." In determining compensation levels for our named executive officers in 2007, our Compensation Committee reviewed the comparable company data to the extent the data reflected positions similar to those held by our named executive officers. Our Compensation Committee considered these data and other information provided by Buck Consultants to assess our competitive position with respect to the following components of compensation:

- Base salary;
- Annual cash incentive compensation; and
- Long-term equity incentive compensation.

The objective of the Compensation Committee is to establish base salary at a competitive level compared with comparable companies to attract and retain highly-qualified executive officers. We consider base salary to be at a "competitive level" if it is within 20% above or below the median level paid by comparable companies to similarly situated executives. The Compensation Committee also considers individual performance, level of responsibility, skills and experience, and internal comparisons among executive officers in determining base salary levels. Based on this comparable information and other information, the Compensation Committee resets executive salary levels at the time of each significant compensation review, which levels are then generally adjusted only to reflect changes in responsibilities or comparable company data.

The Compensation Committee administers our annual cash incentive program and long-term equity incentive plans, and approves all awards made under the program and plans. For annual and long-term incentives, the Compensation Committee considers internal comparisons and other existing compensation awards or arrangements in making compensation decisions and recommendations. In its decision-making process, the Compensation Committee receives and considers the recommendations of our Chief Executive Officer as to executive compensation programs for all of the other officers. The Compensation Committee makes its decisions regarding general program adjustments to future base salaries, annual incentives and long-term incentives concurrently with its assessment of the executive officers' performance. Adjustments generally become effective in January of each year.

In fulfilling its objectives as described above, the Compensation Committee took the following steps in 2009:

- Considered the comparative company data provided in 2007 by Buck Consultants;
- Reviewed the performance of our Chief Executive Officer and determined his total compensation;
- Reviewed the performance of our other executive officers and other key associates (i.e., employees) with assistance from our Chief Executive Officer; and
- Determined total compensation for our named executive officers based on the 2007 compensation review, recommendations by our Chief Executive Officer (as to the other officers) and changes in officer responsibilities.

Total Compensation

We intend to continue our strategy of compensating our executive officers at competitive levels through programs that emphasize performance-based incentive compensation in the form of cash and equity-based awards. To that end, we have structured total executive compensation to ensure that there is an appropriate balance between a focus on our long-term versus short-term performance. We believe that the total compensation paid or awarded to the executive officers during 2009 was consistent with our financial performance and the individual performance of each of our executive officers. We also believe that this total compensation was reasonable in its totality and is consistent with our compensation philosophies described above.

CEO Compensation

The Compensation Committee reviews annually the salary and total compensation levels of Michael D. Hays, our Chief Executive Officer. Based on the comparative company data that Buck Consultants provided as part of our compensation review completed in 2007, Mr. Hays' salary and overall compensation are significantly below the median level paid to chief executive officers of comparable companies. Due to Mr. Hays' large holding of our stock and his desire to materially align his compensation with the interests of our other shareholders, he requested that his base salary and targeted overall compensation remain unchanged. The Compensation Committee has not proposed an increase in his salary or overall compensation since 2005.

Elements of Compensation

Base Salary

The objective of the Compensation Committee is to establish base salary at a competitive level compared with comparable companies, with the exception of Mr. Hays' salary as noted above. The Compensation Committee also considers individual performance, level of responsibility, skills and experience, and internal comparisons among executive officers in determining base salary levels. Within the framework of offering competitive base salaries, we attempt to minimize base salary increases in order to limit our exposure if we do not meet our objectives for financial growth under our incentive compensation program. Based on comparable company information and the other factors noted above, the Compensation Committee resets executive salary levels at the time of each significant compensation review, which are then generally adjusted only to reflect changes in responsibilities. For 2009, the annual base salaries of our named executives did not change. In 2009, base salaries paid to our named executive officers represented the following percentages of their total compensation.

Base Salary as a Percentage of Total Compensation

Michael D. Hays	50%
Patrick E. Beans	50%
Jona S. Raasch	76%

Annual Cash Incentive

Our executive officers are eligible for annual cash incentive awards under our incentive compensation program. Please note that, while we may refer to annual cash incentive awards as bonuses in this discussion, the award amounts are reported in the Summary Compensation Table under the column titled "Non-Equity Incentive Plan Compensation" pursuant to the Securities and Exchange Commission's regulations.

We intend for our incentive compensation program to provide an incentive to meet and exceed our financial goals, and to promote a superior level of performance. Within the overall context of our pay philosophy and culture, the program:

- Provides competitive levels of total cash compensation;
- Aligns pay with organizational performance;
- Focuses executive attention on key business metrics; and
- Provides a significant incentive for achieving and exceeding performance goals.

Under our incentive compensation program, the Compensation Committee establishes performance objectives, which, for 2009, emphasized growth, for our named executive officers at the beginning of each year. For Messrs. Hays and Beans, the Compensation Committee used our overall revenue and net income as performance measures for 2009 because the Compensation Committee believes these are key measures of our ability to deliver value to our shareholders for which Messrs. Hays and Beans have primary responsibility. The Compensation Committee weighted the two performance measures equally in determining bonus payouts. The Compensation Committee structured the incentive compensation program so that Messrs. Hays and Beans would receive a bonus based on the percentage of growth in overall revenue and net income in 2009 over 2008, starting from "dollar one" of such growth and capped at 200% of base salary.

Consistent with past years, the Compensation Committee structured the incentive compensation program for Messrs. Hays and Beans to require performance representing growth in revenue or net income for any payout to be received. The Compensation Committee structured the incentive compensation program to permit smaller payouts to be earned for any growth in revenue and net income, rather than, as in previous years, requiring threshold performance representing substantial improvement in these measures, because it believed that providing an incentive to achieve growth in these measures would provide a more effective incentive to the executive officers in 2009 than a higher, and potentially unattainable, threshold.

For Messrs. Hays and Beans, the Compensation Committee determined that the bonuses under the incentive compensation program would be equal to the following (subject to a maximum of 200% of base salary): the product of the executive officer's base salary (i) multiplied by the sum of the percentage year over year increase, if any, in overall revenue plus the percentage year over year increase, if any, in overall net income (ii) multiplied by 2.5.

The Compensation Committee used the revenue and operating income of The Governance Institute, one of our divisions, as the performance measures for Ms. Raasch's annual cash incentive award for 2009 because she is primarily responsible for the financial performance of The Governance Institute. The Compensation Committee structured the incentive compensation program so that Ms. Raasch would receive a bonus based on the percentage of growth in The Governance Institute's revenue and operating income in 2009 over 2008, starting from "dollar one" of such growth and capped at 200% of base salary. In addition, due to the challenging economic conditions and low visibility concerning financial performance for 2009 at the time the award was granted, the Compensation Committee also provided that Ms. Raasch would receive a bonus equal to 50% of her base salary if The Governance Institute's 2009 revenue and operating income matched its 2008 levels.

For Ms. Raasch, the Compensation Committee determined that the bonus under the incentive compensation program would be equal to the following (subject to a maximum of 200% of base salary): the product of Ms. Raasch's base salary (i) multiplied by the sum of the percentage year over year increase, if any, in The Governance Institute's overall revenue plus the percentage year over year increase, if any, in The Governance Institute's overall operating income (ii) multiplied by 1.25.

In determining the potential bonus amounts for our named executive officers described above, the Compensation Committee considered the comparative company data and Buck Consultant's recommendations resulting from the 2007 compensation review, and concluded that that payouts determined by these formulas were likely to produce results consistent with our past practice of setting annual target payouts at 50% of base salary, and would continue to provide competitive compensation consistent with our goals for annual incentive awards.

The following table shows amounts actually earned by our named executive officers for 2009, along with the percentages of their total compensation these amounts represent.

	2009 Actual Bonus Percentage of Total Compensation	2009 Actual Bonus Amounts
Michael D. Hays	34%	$ 86,314
Patrick E. Beans	34%	$118,563
Jona S. Raasch	0%	$ 0

Long-Term Equity Incentive

To provide an additional performance incentive for our executive officers and other key management personnel, our executive compensation package includes stock options and restricted stock grants. Under our 2001 Equity Incentive Plan and 2006 Equity Incentive Plan, the Compensation Committee also has the authority to grant other equity-based awards, including stock appreciation rights and performance shares. The general purpose of our current equity-based plans is to promote the achievement of our long-range strategic goals and enhance shareholder value. We grant stock options with a per-share exercise price of 100% of the fair market value of a share of our common stock on the date of grant so that the value of the option will be dependent on the future market value of the common stock. We believe this helps to align the economic interests of our key management personnel with the interests of our shareholders. To encourage our key management personnel to continue in employment with us, we generally grant restricted stock under the 2006 Equity Incentive Plan subject to a five-year restriction period.

The Compensation Committee considered the comparative company data and Buck Consultant's recommendations resulting from the 2007 compensation review, and concluded that our practice of setting annual target equity awards for our executive officers at 50% of their respective then-current base salaries continues to provide competitive compensation consistent with our goals for equity awards. The Compensation Committee generally grants options to purchase shares of our common stock effective on a date in the first week of January. Accordingly, on January 5, 2009, the Compensation Committee granted options to each of our named executive officers approximately equal in value to 50% of their respective then-current base salaries. To determine the number of options equal to 50% of an executive officer's base salary, the Compensation Committee divided the annual target equity award amount by the closing price per share of our common stock on the date of grant, and multiplied the resulting quotient by three. This method of calculating the number of options to grant to our named executive officers resulted in a slightly lower number of options than the Black-Scholes method would have indicated. As a result, our grants to our named executive officers had a grant date fair value of somewhat less than 50% of our named executive officers' respective base salaries. The number of options granted to our named executive officers is shown in the Grants of Plan-Based Awards Table.

Our Compensation Committee may condition awards on the achievement of various performance goals, including the following:

- Return on equity;
- Return on investment;
- Return on net assets;
- Shareholder value added;
- Earnings from operations;
- Pre-tax profits;
- Net earnings;
- Net earnings per share;
- Market price for our common stock;
- Total shareholder return; and
- Working capital as a percent of net cash provided by operating activities

In conjunction with selecting the applicable performance goal or goals, the Compensation Committee will also fix the relevant performance level or levels (e.g., a 15% return on equity) that must be achieved with respect to the goal or goals in order for key associates to earn performance shares. For 2009, no awards were conditioned on such performance goals.

Other Benefits

To assist our associates in preparing financially for retirement, we maintain a 401(k) plan for all associates over 21 years of age, including our executive officers. Pursuant to the 401(k) plan, we match 25% of the first 6% of compensation contributed by our associates up to allowable Internal Revenue Service limitations. We also maintain group life, health, dental and vision insurance programs for all of our salaried employees, and our named executive officers are eligible to participate in these programs on the same basis as all other eligible employees.

Agreements with Officers

We do not have employment, retention, severance, change of control or similar agreements with any of our executive officers. While we enter into award agreements with our executive officers and other participants under our long-term equity award plans, these agreements and plans do not provide for acceleration of vesting or other benefits upon a change of control or termination.

2009 SUMMARY COMPENSATION TABLE

Set forth below is information regarding compensation earned by or paid or awarded to the following of our executive officers during 2009: (1) Michael D. Hays, our Chief Executive Officer and President; (2) Jona S. Raasch, President of the Governance Institute, a division of National Research Corporation; and (3) Patrick E. Beans, our Vice President, Treasurer, Chief Financial Officer and Secretary. We have no other executive officers, as defined in Rule 3b-7 of the Securities Exchange Act of 1934, whose total compensation exceeded $100,000 during 2009. The identification of such named executive officers is determined based on the individual's total compensation for 2009, as reported below in the Summary Compensation Table, other than amounts reported as above-market earnings on deferred compensation and the actuarial increase in pension benefit accruals.

The following table sets forth for our named executive officers with respect to 2009, 2008 and 2007: (1) the dollar value of base salary earned during the year; (2) the aggregate grant date fair value of option awards granted during the year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("FASB ASC Topic 718"); (3) the dollar value of earnings for services pursuant to awards granted during the year under non-equity incentive plans; (4) all other compensation for the year; and (5) the dollar value of total compensation for the year.

Name and Principal Position	Year	Salary	Bonus	Option Awards[1]	Non-Equity Incentive Plan Compensation	All Other Compensation[2]	Total
Michael D. Hays	2009	$127,400	---	$38,006	$86,314	$2,125	$253,845
Chief Executive Officer and President	2008	$127,400	---	$43,122	$20,888	$1,836	$193,246
	2007	$127,400	---	$ 59,160	$21,101	$2,381	$210,042
Patrick E. Beans	2009	$175,000	---	$52,204	$118,563	$2,919	$348,686
Vice President, Treasurer, Chief	2008	$175,000	---	$59,238	$28,694	$3,003	$265,935
Financial Officer and Secretary	2007	$167,159	---	$ 69,773	$24,887	$3,036	$264,855
Jona S. Raasch	2009	$173,000	---	$51,608	---	$2,614	$227,222
President of The Governance Institute, a	2008	$173,000	$150,000[3]	$58,556	$19,408	$52,925	$453,889
division of National Research Corporation	2007	$158,000	---	$73,370	$65,328	$3,038	$299,736

(1) Represents the aggregate grant date fair value of option awards granted during the year, computed in accordance with FASB ASC Topic 718. See Note 8 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the years ended December 31, 2009, and December 31, 2008, for a discussion of assumptions made in the valuation of share-based compensation.

(2) Represents amount of Company 401(k) matching contribution.

(3) Represents a discretionary bonus granted in connection with Ms. Raasch's relocation to San Diego, California.

GRANTS OF PLAN-BASED AWARDS IN 2009

We maintain the 2006 Equity Incentive Plan and the 2001 Equity Incentive Plan pursuant to which grants may be made to our executive officers. The following table sets forth information regarding all such incentive plan awards that were made to the named executive officers in 2009. No equity incentive awards were granted to the named executive officers in 2009.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]					
Name	Grant Date	Threshold	Target	Maximum	All Other Option Awards: No. of Securities Underlying Options[2]	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Michael D. Hays	1/05/2009	-[3]	$41,405	$254,800	6,703	$28.51	$38,006
Patrick E. Beans	1/05/2009	-[3]	$56,875	$350,000	9,207	$28.51	$52,204
Jona S. Raasch	1/05/2009	$86,500[4]	$216,907	$346,000	9,102	$28.51	$51,608

(1) These amounts represent only potential payments under the 2009 incentive plan awards; the actual amounts received (if any) are shown in the Summary Compensation Table above. Since targets were not set for 2009, the target amounts shown are representative amounts based on the previous year's performance in accordance with the rules of the SEC.

(2) The stock option awards were granted under the 2006 Equity Incentive Plan.

(3) There were no thresholds for payments under these 2009 incentive plan awards; payments below target would be made for any year-over-year increase in any of the applicable performance measures.

(4) As described above under "Compensation Discussion and Analysis–Elements of Compensation–Annual Cash Incentive," Ms. Raasch would have received the full target bonus amount if The Governance Institute's 2009 revenue and operating income matched its 2008 levels.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2009

The following table sets forth information on outstanding option and stock awards held by the named executive officers at December 31, 2009, including the number of shares underlying both exercisable and unexercisable portions of each stock option, as well as the exercise price and expiration date of each outstanding option.

Option Awards

Name	No. of Securities Underlying Unexercised Options (Exercisable)	No. of Securities Underlying Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date
Michael D. Hays	18,298[1]	-	$16.10	01/05/14
	-	11,078[2]	$17.25	01/05/16
	-	8,356[3]	$22.87	01/05/17
	-	7,211[4]	$26.50	01/04/18
	-	6,703[5]	$28.51	01/05/19
Patrick E. Beans	12,121[1]	-	$16.10	01/05/14
	-	13,884[6]	$15.46	01/05/15
	-	13,066[2]	$17.25	01/05/16
	-	9,855[3]	$22.87	01/05/17
	-	9,906[4]	$26.50	01/04/18
	-	9,207[5]	$28.51	01/05/19
Jona S. Raasch	34,091[7]	-	$11.00	06/26/13
	13,388[1]	-	$16.10	01/05/14
	-	15,330[6]	$15.46	01/05/15
	-	13,739[2]	$17.25	01/05/16
	-	10,363[3]	$22.87	01/05/17
	-	9,792[4]	$26.50	01/04/18
	-	9,102[5]	$28.51	01/05/19

(1) Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2009.
(2) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2011.
(3) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2012.
(4) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 4, 2013.
(5) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 4, 2014.
(6) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2010.
(7) Options vested in full on June 26, 2008.

No stock options were exercised during 2009 by the Company's named executive officers, and no restricted stock vested.

Risk Assessment of Compensation Policies and Practices

The Board relies on the Compensation Committee to address risk exposures facing the Company with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Committee, as part of its periodic review of compensation and benefit programs, assesses the potential risks arising from the Company's compensation policies and practices and considers safeguards against incentives to take excessive risks.

2009 DIRECTOR COMPENSATION

Directors who are executive officers of the Company receive no compensation for service as members of either the Board or committees thereof. Directors who are not executive officers of the Company receive an annual retainer of $10,000 and a fee of $500 for each committee meeting attended which is not held on the same date as a Board meeting. Additionally, directors are reimbursed for out-of-pocket expenses associated with attending meetings of the Board and committees thereof. In 2007, Ms. Martin was appointed our lead director. She receives $500 for each meeting with our chief executive officer. In 2009, no such meetings were held.

Pursuant to the 2004 Director Plan as proposed to be amended, each director who is not an associate (i.e., employee) of the Company receives an annual grant of an option to purchase 12,000 shares of our common stock on the date of each Annual Meeting of Shareholders. The options have an exercise price equal to the fair market value of the common stock on the date of grant and vest one year after the grant date. In 2009, the options were granted subject to approval of the amendments to the 2004 Director Plan (proposed below) by the Company's shareholders at the Annual Meeting.

The following table sets forth information regarding the compensation received by each of the Company's directors during 2009:

Name	Fees Earned or Paid in Cash	Option Awards[1]	Total
JoAnn M. Martin	$11,000	$69,360	$80,360
John N. Nunnelly	$11,500	$69,360	$80,860
Paul C. Schorr III	$11,500	$69,360	$80,860
Gail L. Warden	$11,500	$69,360	$80,860

(1) Represents the aggregate grant date fair value of option awards granted during the year, computed in accordance with FASB ASC Topic 718. See Note 7 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the years ended December 31, 2009, and December 31, 2008, for a discussion of assumptions made in the valuation of share-based compensation. As of December 31, 2009, the outstanding option awards for each director were as follows: Ms. Martin – 72,000; Mr. Nunnelly – 36,000; Mr. Schorr – 48,000; Mr. Warden – 60,000.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the preceding Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement.

John N. Nunnelly, Chairperson
JoAnn M. Martin
Paul C. Schorr III
Gail L. Warden

APPROVAL OF AMENDMENTS TO THE NATIONAL RESEARCH CORPORATION 2004 NON-EMPLOYEE DIRECTOR STOCK PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE PURSUANT TO STOCK OPTION AWARDS AND TO CONFORM TO THE FINAL REGULATIONS PROMULGATED UNDER SECTION 409A OF THE INTERNAL REVENUE CODE

The Company is requesting that the shareholders approve amendments to the 2004 Director Plan to increase the number of shares of common stock authorized for issuance under the Plan from 250,000 to 550,000 and to conform the terms of the 2004 Director Plan to the final regulations promulgated by the Internal Revenue Service under Section 409A of the Internal Revenue Code. The proposed amendments will provide the Company with greater flexibility in structuring a competitive equity compensation program for its non-employee directors and allow the Company to continue to attract and retain qualified and experienced individuals to serve as non-employee directors.

General

The Company currently has in effect the 2004 Director Plan. To allow for additional stock option awards to be made by the Company and to conform the terms of the Plan to the final regulations promulgated by the Internal Revenue Service under Section 409A of the Internal Revenue Code, the Board has unanimously approved amendments to the 2004 Director Plan contingent upon shareholder approval of the 2004 Director Plan at the Annual Meeting. The following summary description of the 2004 Director Plan as amended by such amendments is qualified in its entirety by reference to the full text of the 2004 Director Plan, as amended, which is attached to this proxy statement as Appendix A.

Purpose

The purpose of the 2004 Director Plan is to promote the best interests of the Company and its shareholders by providing a means to attract and retain competent independent directors and to provide opportunities for additional stock ownership by such directors which will further increase their proprietary interest in the Company and, consequently, their identification with the interests of the shareholders of the Company.

Administration and Eligibility

The 2004 Director Plan shall be administered by the Compensation Committee of the Board (the "Committee"), subject to review by the Board. The Committee may adopt such rules and regulations for carrying out the 2004 Director Plan as it may deem proper and in the best interests of the Company. The interpretation by the Board of any provision of the 2004 Director Plan or any related documents shall be final.

Each member of the Board who is not an employee of the Company or any subsidiary of the Company shall be eligible to receive shares of Common Stock under the 2004 Director Plan. The Company currently has four non-employee directors.

Awards Under the 2004 Director Plan; Available Shares

The 2004 Director Plan provides for automatic and discretionary grants of non-qualified options to non-employee directors of the Company. The 2004 Director Plan prior to the amendments provides that up to a total of 250,000 shares of Common Stock (subject to adjustment as described below) may be issued in connection with awards under the 2004 Director Plan; currently there are no shares remaining available for future grants. The proposed amendments would increase the number of shares that may be issued in connection with awards under the 2004 Director Plan by 300,000, to a total of 550,000.

Terms of Awards

The 2004 Director Plan provides that each non-employee director (if he or she continues to serve in such capacity) will, on the day of the Annual Meeting and each subsequent annual meeting of shareholders, automatically be granted an option to purchase 12,000 shares of Common Stock (subject to adjustment as described below). The 2004 Director Plan also provides that the Committee or the Board may make discretionary grants of non-qualified options under the 2004 Director Plan. The options granted to non-employee directors under the 2004 Director Plan become fully exercisable one year after the date of grant. However, if a non-employee director ceases to be a director of the Company by reason of death within one year after the date of grant, then the options shall immediately vest and become exercisable in full. Non-employee directors will be entitled to receive the automatic grants under the 2004 Director Plan as described above only for so long as the 2004 Director Plan remains in effect and a sufficient number of shares are available for the granting of such options thereunder.

The option price per share of any option granted to a non-employee director must be 100% of the "fair market value" of a share of Common Stock on the date of grant of such option. The fair market value of a share on the date of grant to the non-employee director will be the last sale price per share for the Common Stock on the NASDAQ Stock Market on the grant date or, if no trading occurred on the grant date, then the fair market value per share will be determined with reference to the last preceding date on which there was such a sale. The proposed amendments to the 2004 Director Plan would further provide that neither the Committee nor any other person may decrease the exercise price of any option granted under the 2004 Director Plan or take any action that would result in a deemed decrease of the exercise price after the date of grant, except in limited circumstances and in compliance with the requirements of Section 409A of the Internal Revenue Code.

If a non-employee director ceases to be a director of the Company for any reason, other than the death of the director, then all unvested options shall immediately terminate. All vested options will terminate on the earlier of (a) ten years after the date of grant or (b) three years after the non-employee director ceases to be a director of the Company. Options granted to non-employee directors may be exercised under the 2004 Director Plan by payment in full of the exercise price, either in cash or in whole or in part by tendering previously acquired shares of Common Stock having a fair market value on the date of exercise equal to the option exercise price.

Adjustments

In the event of any change in the Common Stock by reason of a declaration of a stock dividend (other than a stock dividend declared in lieu of an ordinary cash dividend), stock split, spin-off, merger, consolidation, recapitalization or split-up, combination or exchange of shares, or otherwise, the aggregate number of shares available under the 2004 Director Plan, the number of shares to be issued pursuant to the automatic grant provisions under the 2004 Director Plan, the number and kind of shares subject to outstanding options and the exercise price of outstanding options shall be appropriately adjusted in order to prevent dilution or enlargement of the benefits intended to be made available under the 2004 Director Plan.

Limitations on Transferability

Except to the extent allowed by the Board or the Committee, options granted under the 2004 Director Plan may not be transferred other than by will or the laws of descent and distribution.

Amendment

Subject to shareholder approval in certain circumstances and applicable law, the Board may amend the 2004 Director Plan at any time or from time to time in any manner that it may deem appropriate.

Effective Date and Termination

The amendments to the 2004 Director Plan will be effective on the day of their adoption by the Board, May 8, 2009, subject to the approval of the amendments to the 2004 Director Plan by the shareholders of the Company at the Annual Meeting. Any and all grants made under the 2004 Director Plan prior to such shareholder approval are subject to such shareholder approval. The 2004 Director Plan will terminate on such date as may be determined by the Board.

Withholding

The Company may defer making payments under the 2004 Director Plan until satisfactory arrangements have been made for the payment of any federal, state or local income taxes required to be withheld with respect to such payment or delivery. Each non-employee director may irrevocably elect to have the Company withhold shares of Common Stock having an aggregate value equal to the amount required to be withheld. The value of fractional shares remaining after payment of the withholding taxes will be paid to the non-employee director in cash. Shares so withheld will be valued at fair market value on the regular business day immediately preceding the date such shares would otherwise be transferred under the 2004 Director Plan.

Certain Federal Income Tax Consequences

The grant of a non-qualified stock option under the 2004 Director Plan creates no income tax consequences to a non-employee director or the Company. A non-employee director who is granted a non-qualified stock option will generally recognize ordinary income at the time of exercise for each underlying share of Common Stock in an amount equal to the excess of the fair market value of the Common Stock at such time over the exercise price. The Company will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the non-employee director. A subsequent disposition of the Common Stock will generally give rise to capital gain or loss to the extent the amount realized from the disposition differs from the tax basis, i.e., the fair market value of the Common Stock on the date of exercise. This capital gain or loss will be a long-term or short-term capital gain or loss depending upon the length of time the Common Stock is held prior to the disposition.

New Plan Benefits

During 2009, non-qualified options to purchase 12,000 shares of Common Stock were granted by the Company to each of the non-employee directors so serving on May 8, 2010, subject to shareholder approval of the proposed amendments to the 2004 Director Plan at the Annual Meeting. The options have a per share exercise price of $27.23. In 2010 and future years, the Company will grant each non-employee director options to purchase 12,000 shares of Common Stock. The Company currently cannot determine the amount, if any, of discretionary stock options the Company may grant to non-employee directors in the future. Such determinations will be made from time to time by the Board or the Committee in the future.

No executive officers or other employees of the Company are eligible to receive awards under the 2004 Director Plan. See "—Administration and Eligibility."

On March 12, 2010, the closing price per share of Common Stock on the NASDAQ Stock Market was $24.12.

Vote Required

The affirmative vote of the holders of a majority of the shares of Common Stock represented and voted at the Annual Meeting with respect to the 2004 Director Plan (assuming a quorum is present) is required to approve the amendments to the 2004 Director Plan. Any shares of Common Stock not voted at the Annual Meeting with respect to the amendments to the 2004 Director Plan (whether as a result of broker non-votes, abstentions or otherwise) will have no impact on the vote.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information as of December 31, 2009, with respect to shares of Common Stock that may be issued under the Company's existing equity compensation plans. The table does not include employee benefit plans intended to meet the qualification requirements of Section 401(a) of the Internal Revenue Code. All equity compensation plans are described more fully in Note 8 to the Company's consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	554,822	$ 21.80	505,474[2]
Equity compensation plans not approved by security holders	23,000	$ 27.23	277,000[3]
	577,822	$ 22.06	782,474

(1) Includes the Company's 2006 Equity Incentive Plan, 2001 Equity Incentive Plan, and 2004 Director Plan.

(2) Includes up to 78,417 and 427,057 shares of Common Stock that can be issued under the 2001 Equity Incentive Plan and Company's 2006 Equity Incentive Plan, respectively. As of December 31, 2009, the Company had authority to award up to 161,854 additional shares of restricted Common Stock to participants under the 2001 Equity Incentive Plan, provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2001 Equity Incentive Plan. Under the 2006 Equity Incentive Plan, the Company had authority to award up to 167,885 additional shares of restricted Common Stock to participants under the 2006 Equity Incentive Plan, provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2006 Equity Incentive Plan. No additional shares of Common Stock other than those reflected in column (a), were available for issuance under the 2004 Director Plan.

(3) As of December 31, 2009, the Company had authority to award up to 277,000 additional shares of Common Stock to participants under the 2004 Directors Plan, subject to approval by the Company's shareholders at the Annual Meeting of the amendment to the plan adopted on May 7, 2009 by the Board to increase the number of shares of common stock authorized for issuance under the plan from 250,000 to 550,000 shares. The Board conditioned the amendment on the approval of the Company's shareholders at the Annual Meeting. The grants of options to directors in 2009 were also made subject to such approval.

THE BOARD RECOMMENDS A VOTE "FOR" THE AMENDMENTS TO THE 2004 DIRECTOR PLAN. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED AT THE ANNUAL MEETING BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" THE AMENDMENTS TO THE 2004 DIRECTOR PLAN.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and any owner of greater than 10% of the Company's Common Stock to file reports with the Securities and Exchange Commission concerning their ownership of the Company's Common Stock. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that, during the fiscal year ended December 31, 2009, all of its directors and executive officers and owners of greater than 10% of the Company's Common Stock complied with the Section 16(a) filing requirements.

MISCELLANEOUS

Independent Registered Public Accounting Firm

KPMG LLP acted as the independent registered public accounting firm for the Company in 2009 and it is anticipated that such firm will be similarly appointed to act in 2010. The Audit Committee is solely responsible for the selection, retention, oversight and, when appropriate, termination of the Company's independent registered public accounting firm. Representatives of KPMG LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

The fees to KPMG LLP for the fiscal years ended December 31, 2009 and 2008 were as follows:

	2009	**2008**
Audit Fees[(1)]	$217,760	$176,835
Audit-Related Fees[(2)]	--	1,960
Tax Fees[(3)]	35,554	15,334
All Other Fees	--	--
Total	$253,314	$162,010

(1) Audit of annual financial statements and review of financial statements included in Forms 10-Q.
(2) Due diligence, accounting consultations and review of Form 8-K/A related to an acquisition.
(3) Tax consultations and tax return preparation including out-of-pocket expenses.

The Audit Committee has established pre-approval policies and procedures with respect to audit and permitted non-audit services to be provided by its independent registered public accounting firm. Pursuant to these policies and procedures, the Audit Committee may form, and delegate authority to, subcommittees consisting of one or more members when appropriate to grant such pre-approvals, provided that decisions of such subcommittee to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting. The Audit Committee's pre-approval policies do not permit the delegation of the Audit Committee's responsibilities to management. During 2009, no fees to the independent registered public accounting firm were approved pursuant to the de minimis exception under the Securities and Exchange Commission's rules.

Shareholder Proposals

Proposals that shareholders of the Company intend to present at and have included in the Company's proxy statement for the 2011 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), must be received by the Company by the close of business on December 7, 2010. In addition, a shareholder who otherwise intends to present business at the 2010 Annual Meeting (including nominating persons for election as directors) must comply with the requirements set forth in the Company's By-Laws. Among other things, to bring business before an annual meeting, a shareholder must give written notice thereof, complying with the By-Laws, to the Secretary of the Company not less than 60 days and not more than 90 days prior to the second Wednesday in the month of April (subject to certain exceptions if the Annual Meeting is advanced or delayed a certain number of days). Under the By-Laws, if the Company does not receive notice of a shareholder proposal submitted otherwise than pursuant to Rule 14a-8 (i.e., proposals shareholders intend to present at the 2011 Annual Meeting but do not intend to include in the Company's proxy statement for such meeting) prior to February 12, 2011, then the notice will be considered untimely and the Company will not be required to present such proposal at the 2011 Annual Meeting. If the Board chooses to present such proposal at the 2011 Annual Meeting, then the persons named in proxies solicited by the Board for the 2011 Annual Meeting may exercise discretionary voting power with respect to such proposal.

Other Matters

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular associates of the Company. The Company will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Common Stock.

Pursuant to the rules of the Securities and Exchange Commission, services that deliver the Company's communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of the Company's annual report to shareholders and proxy statement. Upon written or oral request, the Company will promptly deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders may notify the Company of their requests by calling or writing Patrick E. Beans, Secretary, National Research Corporation, 1245 Q Street, Lincoln, Nebraska 68508.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

April 6, 2009

(PAGE INTENTIONALLY LEFT BLANK)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-29466

National Research Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	47-0634000
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1245 Q Street Lincoln, Nebraska	68508
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (402) 475-2525

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common Stock, $.001 par value	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [Registrant is not yet required to provide financial disclosure in an Interactive Data File Format.] Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☒

Aggregate market value of the voting stock held by nonaffiliates of the registrant at June 30, 2009: $42,810,239.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock, $.001 par value, outstanding as of March 30, 2010: 6,657,600 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2010 Annual Meeting of Shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

Special Note Regarding Forward-Looking Statements

Certain matters discussed below in this Annual Report on Form 10-K are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statements include phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forwarding-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the factors set forth in "Risk Factors." Shareholders, potential investors, and other readers are urged to consider these and other factors in evaluating the forward-looking statements, and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this Annual Report on Form 10-K and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

General

National Research Corporation ("NRC" or the "Company") believes it is a leading provider of ongoing survey-based performance measurement, improvement services and governance education to the healthcare industry in the United States and Canada. The Company believes it has achieved this leadership position based on 29 years of industry experience and its relationships with many of the industry's largest payers and providers. The Company addresses the growing needs of healthcare providers and payers to measure the care outcomes, specifically experience and health status, of their patients, residents or members. NRC develops tools that enable healthcare organizations to obtain performance measurement information necessary to comply with industry and regulatory standards, and to improve their business practices so that they can maximize resident and/or patient attraction, experience, retention and profitability.

Since its founding 29 years ago in 1981 as a Nebraska corporation (the Company reincorporated in Wisconsin in September 1997), NRC has focused on the information needs of the healthcare industry. The Company's primary types of information services are renewable performance tracking and improvement services, subscription-based governance information and educational services, and a renewable syndicated service.

While performance data has always been of interest to healthcare providers and payers, such information has become increasingly important to these entities as a result of regulatory, industry and competitive requirements. In recent years, the healthcare industry has been under significant pressure from consumers, employers and the government to reduce costs. However, the same parties that demanded cost reductions are now concerned that healthcare service quality is being compromised under managed care. This concern has created a demand for consistent, objective performance information by which healthcare providers and payers can be measured and compared, and on which physicians' compensation can, in part, be based.

The NRC Solution

The Company addresses healthcare organizations' growing need to track their performance at the enterprise-wide, departmental and physician/caregiver levels. The Company has been developing tools designed to enable its clients to collect, in an unobtrusive manner, a substantial amount of comparative performance information in order to analyze and improve their practices to maximize resident and/or patient attraction, experience, retention and profitability. NRC's performance assessments offer a tangible measurement of health service quality of the type currently demanded by consumers, employers, industry accreditation organizations and lawmakers.

The Company's solutions are designed to respond to managed care's redefined relationships among consumers, employers, payers and providers. Instead of relying exclusively on static, mass-produced questionnaires, NRC utilizes a dynamic data collection process to create a personalized questionnaire which evaluates service issues specific to each respondent's healthcare experience. The flexibility of the Company's data collection process allows healthcare organizations to add timely, market-driven questions relevant to matters such as industry performance mandates, employer performance guarantees and internal quality improvement initiatives. In addition, the Company assesses core service factors relevant to all healthcare respondent groups (patients, members, employers, employees, physicians, residents, families, etc.) and to all service points of a healthcare system (inpatient, emergency room, outpatient, home health, rehabilitation, behavioral health, long-term care, hospice, assisted living, dental, etc.).

NRC offers renewable performance tracking and improvement services, subscription-based educational services, and a renewable syndicated service. The Company has renewable performance tracking tools, including those produced and delivered under its NRC Picker trade name and My InnerView, Inc. ("MIV"), for gathering and analyzing data from survey respondents on an ongoing basis with comparisons over time. These performance tracking tools may be coupled with the Company's improvement tools to help clients not only measure performance, but know where to focus with ideas and solutions for making improvements. The Company has the capacity to measure performance beyond the enterprise-wide level. It has the ability and experience to determine key performance indicators at the department and individual physician/caregiver measurement levels, where the Company's services can best guide the efforts of its clients to improve quality and enhance their market position. The improvement services of NRC Picker provide a way of bridging the gap between measurement and improvement. Additional offerings under the Company's Payer Solutions division include functional disease-specific and health status measurement tools.

Through its division known as The Governance Institute ("TGI"), NRC offers subscription-based governance information and educational conferences designed to improve the effectiveness of hospital and healthcare systems by continually strengthening their boards, medical leadership, and management performance in the United States. TGI conducts timely conferences, produces publications, videos, white papers and research studies, and tracks industry trends showcasing the best practices of healthcare boards across the country.

The syndicated NRC Healthcare Market Guide ("Ticker"), a stand-alone market information and competitive intelligence source, as well as a comparative performance database, allows the Company's clients to assess their performance relative to the industry, to access best practice examples, and to utilize competitive information for marketing purposes.

Growth Strategy

The Company believes that it can continue to grow through (1) expanding the depth and breadth of its current clients' performance tracking services programs, since healthcare organizations are increasingly interested in gathering performance information at deeper levels of their organizations and from more of their constituencies, (2) increasing the cross-selling of its complementary services, including subscription-based governance information, (3) adding new clients through penetrating the sizeable portion of the healthcare industry which is not yet conducting performance assessments beyond the enterprise-wide level or is not yet outsourcing this function, and (4) pursuing acquisitions of, or investments in, firms providing products, services or technologies which complement those of the Company.

Product Offerings

NRC's data collection process provides ongoing, renewable performance tracking and is the platform of the Company's online tools. This performance tracking program efficiently coordinates and centralizes an organization's satisfaction monitoring, thereby establishing a uniform methodology and survey instrument needed to obtain valid performance information and improve quality. Using the industry method of mail, telephone, or internet-based data collection, this assessment process monitors the patient's or stakeholder's experience across healthcare respondent groups (patients, members, employers, employees, physicians, resident, family, etc.) and service settings (inpatient, emergency room, outpatient, long-term care etc.). Rather than be limited to only static, mass-produced questionnaires which provide limited flexibility and performance insights, NRC's proprietary software generates individualized questionnaires, including personalization such as patient name, treating caregiver name, encounter date and, in some cases, the services received. To enhance the response rates and the relevance of performance data and to be flexible and responsive to healthcare organizations' changing information needs, NRC creates personalized questionnaires which evaluate service issues specific to each respondent's healthcare experience and includes questions which address core service factors throughout a healthcare organization.

Unlike some of its competitors, which use multiple questionnaires often sent to the same respondents, the Company gathers data through one questionnaire, the contents of which are selected from the Company's library of questions after a client's needs are determined. As a result, the Company's renewable performance tracking programs and data collection processes (1) realize higher response rates, obtain data more efficiently, and thereby provide healthcare organizations with more feedback, (2) eliminate over-surveying (where one respondent receives multiple surveys), and (3) allow healthcare organizations to adapt questionnaire content to address management objectives and to assess quality improvement programs or other timely marketplace issues.

The Company recognizes that performance programs must do more than just measure the experiences; they must measure and facilitate improvement. The Company offers solutions designed to effectively measure and improve the most important aspects of the patient's or stakeholder's experience. NRC's proprietary web-based electronic delivery systems provide clients the ability to review results and reports online, independently analyze data, query data sets, customize a number of reports and distribute reports electronically. The Company has developed online improvement tools, including a one-page report which provides a basis on which improvements can be made, shows healthcare organizations which service factors impact their customer group's value and which have the greatest impact on satisfaction levels, and how their performance in relationship to these key indicators changes over time.

Ticker serves as a stand-alone market information and competitive intelligence source, as well as a comparative performance database. Ticker is the largest consumer-based assessment of consumers' perceptions of, and satisfaction with, hospitals and health systems in more than 300 markets across the country, representing the views of more than 267,000 households across nearly every county in the continental United States. Ticker provides comprehensive assessments, including consumer quality perceptions, product-line preferences, service use and visit satisfaction for more than 3,200 hospitals and health systems. More than 200 data items relevant to healthcare payers, providers and purchasers are reported in the Ticker, including hospital quality and image ratings, hospital selection factors, household preventative health behaviors, presence of chronic conditions, and contemporary issues such as healthcare internet utilization. Clients can purchase customized versions specific to their local service areas, with the ability to benchmark performance results to over 300 metro areas, 48 states or nationally. Ticker is delivered to clients via Ticker's exclusive web-based electronic delivery system, which features easy to use graphs, charts and various report formats for multiple users within the client's organization. Another feature of the web-based system is a national name search designed to allow a healthcare organization with a national or regional presence to simultaneously compare the performance of all its sites and pinpoint where strengths and weaknesses exist. Clients who have renewed for multiple years of the study may utilize the system's trending capability which details how the performance of the healthcare organization changes over time. The proprietary Ticker data results are also used to produce reports which are customized to meet the specific information needs of existing clients, as well as new healthcare markets beyond the Company's traditional client base.

Through TGI, the Company offers subscription-based membership services. The information and education services are provided for the boards of directors and medical leadership of hospital and healthcare systems. These services are sold and delivered in the form of a twelve-month subscription membership and include accredited leadership conference and educational programs, customized research reports, board advisory services, videos, books, policy guidelines, board self-assessment tools, white papers, newsletters, and fax surveys. The Company's leadership conferences are available to all prospective members by paying the applicable conference fee. The Company also sells publications, periodicals, reference books, and associated videos through its resource catalog.

The Company's MIV division is a leading provider of quality and performance improvement solutions to the senior care profession. MIV offers resident, family and employee satisfaction measurement and improvement products to the long-term care, assisted and independent living markets in the United States. MIV works with over 8,000 senior-care providers throughout the United States, housing what the Company believes is the largest dataset of senior-care satisfaction metrics in the nation.

Clients

The Company's ten largest clients accounted for 14%, 24%, and 29% of the Company's total revenue in 2009, 2008 and 2007, respectively. Approximately 8%, 8%, and 9% of the Company's revenue was derived from foreign customers in 2009, 2008, and 2007, respectively.

Sales and Marketing

The Company generates the majority of its revenue from client renewals, supplemented by its internal marketing efforts and a direct sales force. Sales associates direct NRC's sales efforts from Nebraska, Wisconsin and California in the United States, and from Toronto in Canada. As compared to the typical industry practice of compensating sales people with relatively high base pay and a relatively small sales commission, NRC compensates its sales associates with relatively low base pay and a relatively high per-sale commission. The Company believes this compensation structure provides incentives to its sales associates to surpass sales goals and increases the Company's ability to attract top-quality sales associates.

Marketing efforts support the direct sales force's new business generation and project renewal initiatives. NRC conducts direct marketing campaigns and public relations programs. NRC uses lead generation mechanisms to add generated leads to its database of current and potential client contacts. Finally, the Company's public relations program includes (1) an ongoing presence in leading industry trade press and in the mainstream press, (2) public speaking at strategic industry conferences, (3) fostering relationships with key industry constituencies and (4) the annual Consumer Choice Award program recognizing top-ranking hospitals in more than 250 markets.

The Company's integrated marketing activities facilitate its ongoing receipt of project requests-for-proposals, as well as direct sales force initiated prospect contacts. The sales process typically spans a 120-day period encompassing the identification of a healthcare organization's information needs, the education of prospects on NRC solutions (via proposals and in-person sales presentations), and the closing of the sale. The Company's sales cycle varies depending on the particular service being marketed and the size of the potential project. The subscription-based services typically have a shorter sales cycle.

Competition

The healthcare information and market research industry is highly competitive. The Company has traditionally competed with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools, and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment. The Company's main competitors among such specialty firms are Press Ganey, which NRC believes has revenue that is significantly larger than the Company's revenue, and three or four other companies which NRC believes have revenue smaller than the Company's revenue. The Company, to a certain degree, currently competes with, and anticipates that in the future it may increasingly compete with, (1) traditional market research firms which are significant providers of survey-based, general market research and (2) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to-date offered survey-based, healthcare market research that competes directly with the Company's services, many of these competitors have substantially greater financial, information gathering, and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market which could adversely affect the Company's operating results through pricing pressure, increased marketing expenditures, and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

The Company believes the primary competitive factors within its market include quality of service, timeliness of delivery, service uniqueness, credibility of provider, industry experience, and price. NRC believes that its industry leadership position, exclusive focus on the healthcare industry, dynamic questionnaire, syndicated products, accredited leadership conferences, educational programs, comparative performance database, and relationships with leading healthcare payers and providers position the Company to compete in this market.

Intellectual Property and Other Proprietary Rights

The Company's success depends in part upon its data collection processes, research methods, data analysis techniques and internal systems, and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents. Consequently, it relies on a combination of copyright and trade secret laws and associate nondisclosure agreements to protect its systems, survey instruments and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims or whether the Company is ultimately successful in defending against such claims.

Associates

As of December 31, 2009, the Company employed a total of 260 persons on a full-time basis. In addition, as of such date, the Company had 42 part-time associates primarily in its survey operations, representing approximately 20 full-time equivalent associates. None of the Company's associates are represented by a collective bargaining unit. The Company considers its relationship with its associates to be good.

Executive Officers of the Registrant

The following table sets forth certain information as of March 1, 2010, regarding the executive officers of the Company:

Name	Age	Position
Michael D. Hays	55	President, Chief Executive Officer and Director
Patrick E. Beans	52	Vice President, Treasurer, Chief Financial Officer, Secretary and Director

Michael D. Hays has served as Chief Executive Officer and a director since he founded the Company in 1981. He was appointed to the additional role of President of the Company in July 2008, a position in which he also served from 1981 to 2004. Prior to founding the Company, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

Patrick E. Beans has served as Vice President, Treasurer, Chief Financial Officer, Secretary and a director since 1997. He has served as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

Executive officers of the Company are elected by and serve at the discretion of the Company's Board of Directors. There are no family relationships between any directors or executive officers of NRC.

Item 1A. Risk Factors

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially and adversely affected and you may lose all or part of your investment.

We depend on performance tracking contract renewals for a large share of our revenue and our operating results could be adversely affected.

We expect that a substantial portion of our revenue for the foreseeable future will continue to be derived from renewable performance tracking services. Substantially all contracts for such services are renewable annually at the option of our clients, although a client generally has no minimum purchase commitment under a contract and the contracts are generally cancelable on short or no notice without penalty. To the extent that clients fail to renew or defer their renewals from the quarter we anticipate, our quarterly results may be materially adversely affected. Our ability to secure renewals depends on, among other things, our ability to gather and analyze performance data in a consistent, high-quality, and timely fashion. In addition, the performance tracking and market research activities of our clients are affected by accreditation requirements, enrollment in managed care plans, the level of use of satisfaction measures in healthcare organizations' overall management and compensation programs, the size of operating budgets, clients' operating performance, industry and economic conditions, and changes in management or ownership. As these factors are beyond our control, we cannot assure you that we will be able to maintain our renewal rates. Any material decline in renewal rates from existing levels would have an adverse effect on our revenue and a corresponding effect on our operating and net income.

Our operating results may fluctuate on a quarterly basis and this may cause our stock price to decline.

Our operating results have fluctuated from period to period in the past and will likely fluctuate significantly in the future due to various factors. There has historically been fluctuation in our financial results related to Ticker, a stand-alone market information intelligence source and comparative performance database. In the future, we expect such fluctuations will continue, but to a lesser degree. Until May 2008, Ticker was deliverable on an annual basis, and historically we recognized revenue when it was delivered to the principal customers pursuant to their contracts, typically in the third quarter of the year. Substantially all of the related costs were deferred and subsequently charged to direct expenses contemporaneously with the recognition of the revenue. Starting in May 2008, the Company began providing Ticker subscription-based services to clients on a monthly basis generally over a twelve-month period. Accordingly, we now recognize much of the Ticker revenue ratably over a twelve-month period and, since October of 2008, all of the related costs are expensed in the month they are incurred. We will continue to have some annual sales which could increase fluctuation of operating results in the third quarter. A delay in completing and delivering Ticker, the timing of which is dependent upon our ability to access a third-party's respondent panel on a timely basis, could delay recognition of such revenue and expenses which could materially affect operating results for the affected periods. We generate additional revenue from incidental customers subsequent to the completion of each monthly edition. Revenue and costs for these subsequent services are recognized as the services are performed and completed.

In addition, our overall operating results may fluctuate as a result of a variety of other factors, including the size and timing of orders from clients, client demand for our services (which, in turn, is affected by factors such as accreditation requirements, enrollment in managed care plans, operating budgets and clients' operating performance), the hiring and training of additional staff, postal rate changes, and industry and general economic conditions. Because a significant portion of our overhead, particularly some costs associated with owning and occupying our building and full-time personnel expenses, is fixed in the short-term, our results of operations may be materially adversely affected in any particular quarter if revenue falls below our expectations. These factors, among others, make it possible that in some future quarter our operating results may be below the expectations of securities analysts and investors which would have a material adverse effect on the market price of our common stock.

We operate in a highly competitive market and could experience increased price pressure and expenses as a result.

The healthcare information and market research industry is highly competitive. We compete with healthcare organizations' internal marketing, market research and/or quality improvement departments that create their own performance measurement tools, and with relatively small specialty research firms that provide survey-based healthcare market research and/or performance assessment. Our main competitors among such specialty firms are Press Ganey, which we believe has revenue that is significantly larger than our revenue, and three or four other companies that we believe have revenue that is smaller than our revenue. We, to a certain degree, currently compete with, and we anticipate that in the future we may increasingly compete with, traditional market research firms that are significant providers of survey-based, general market research and firms that provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to-date offered survey-based, healthcare market research that competes directly with our services, many of these competitors have substantially greater financial, information gathering and marketing resources than we do, and could decide to increase their resource commitments to our market. There are relatively few barriers to entry into our market, and we expect increased competition in our market, which could adversely affect our operating results through pricing pressure, increased client service and marketing expenditures and market share losses, among other factors. We cannot assure you that we will continue to compete successfully against existing or new competitors, and our revenue and operating net income could be adversely affected as a result.

Because our clients are concentrated in the healthcare industry, our revenue and operating results may be adversely affected by changes in regulations, a business downturn or consolidation with respect to the healthcare industry.

Substantially all of our revenue is derived from clients in the healthcare industry. As a result, our business, financial condition and results of operations are influenced by conditions affecting this industry, including changing political, economic, competitive and regulatory influences that may affect the procurement practices and operation of healthcare providers and payers. Recently, Congressional leaders enacted a comprehensive healthcare reform plan, including provisions to control healthcare costs, improve healthcare quality and expand access to affordable health insurance. These programs could result in lower reimbursement rates and otherwise change the environment in which providers and payers operate. In addition, large private purchasers of healthcare services are placing increasing cost pressure on providers. Healthcare providers may react to these cost pressures and other uncertainties by curtailing or deferring purchases, including purchases of our services. Moreover, there has been consolidation of companies in the healthcare industry, a trend which we believe will continue to grow. Consolidation in this industry, including the potential acquisition of certain of our clients, could adversely affect aggregate client budgets for our services, or could result in the termination of a client's relationship with us. The impact of these developments on the healthcare industry is difficult to predict and could have an adverse effect on our revenue and a corresponding effect on our operating and net income.

We rely on a limited number of key clients and a loss of one or more of these key clients will adversely affect our operating results.

We rely on a limited number of key clients for a substantial portion of our revenue. The Company's ten largest clients accounted for 14%, 24%, and 29% of the Company's total revenue in 2009, 2008, and 2007, respectively.

We cannot assure you that we will maintain our existing client base, maintain or increase the level of revenue or profits generated by our existing clients, or be able to attract new clients. Furthermore, the healthcare industry continues to undergo consolidation and we cannot assure you that such consolidation will not cause us to lose clients. The loss of one or more of our large clients or a significant reduction in business from such clients, regardless of the reason, will have a negative effect on our revenue and a corresponding effect on our operating and net income. See "Risk Factors - Because our clients are concentrated in the healthcare industry, our revenue and operating results may be adversely affected by changes in regulations, a business downturn or consolidation with respect to the healthcare industry."

Our future success depends on our ability to manage our growth, including identifying acquisition candidates and effectively integrating acquired companies.

Since our inception, our growth has placed significant demands on our management, administrative, operational and financial resources. In order to manage our growth, we will need to continue to implement and improve our operational, financial and management information systems, and continue to expand, motivate and effectively manage an evolving workforce. If our management is unable to effectively manage under such circumstances, the quality of our services, our ability to retain key personnel, and our results of operations could be materially adversely affected. Furthermore, we cannot assure you that our business will continue to expand. Reductions in clients' spending on performance tracking and market research, increased competition, pricing pressures, and other general economic and industry trends could adversely affect our growth.

We may achieve a portion of our future revenue growth, if any, through acquisitions of complimentary businesses, products, services or technologies, although we currently have no commitments or agreements with respect to any such acquisitions. We have encountered minor problems with integrating people and processes in connection with past acquisitions. We cannot assure you that the integration of any possible future acquisitions will be managed without incurring higher than expected costs and expenses. In addition, we cannot assure you that, as a result of such unexpected costs and expenses, any possible future acquisition will not negatively affect our operating and net income.

We face several risks relating to our ability to collect the data on which our business relies.

Our ability to provide timely and accurate performance tracking and market research to our clients depends on our ability to collect large quantities of high-quality data through surveys and interviews. If receptivity to our survey and interview methods by respondents declines, or for some other reason their willingness to complete and return surveys declines, or if we, for any reason, cannot rely on the integrity of the data we receive, then our revenue could be adversely affected, with a corresponding effect on our operating and net income. In addition, we currently rely primarily on mail and telephone surveys for gathering information. If one or more of our competitors were to develop an online survey process that more effectively and efficiently gathers information, then we would be at a competitive disadvantage and our revenue could be adversely affected, with a corresponding effect on our operating and net income.

We also rely on third-party panels of pre-recruited consumer households to produce Ticker in a timely manner. If we are not able to continue to use these panels, or the time period in which we use these panels is altered and we cannot find alternative panels on a timely, cost-competitive basis, we could face an increase in our costs or an inability to effectively produce Ticker. In either case, our operating and net income would be negatively affected.

Our principal shareholder effectively controls our company.

Michael D. Hays, our President and Chief Executive Officer, beneficially owned 26.7% of our outstanding common stock as of March 30, 2010. In addition, Mr. Hays and his wife have created certain grantor retained annuity trusts and have transferred to such trusts shares representing, in the aggregate, approximately 45.1% of our outstanding common stock as of March 30, 2010, all or a portion of which will be returned to Mr. Hays or his wife over the next two years. As a result, Mr. Hays can, or will be able to, control matters requiring shareholder approval, including the election of directors and the approval of significant corporate matters such as change of control transactions. The effects of such influence could be to delay or prevent a change of control of our company unless the terms are approved by Mr. Hays.

Our business and operating results could be adversely affected if we are unable to attract or retain key managers and other personnel.

Our future performance will depend, to a significant extent, upon the efforts and ability of our key personnel who have expertise in gathering, interpreting and marketing survey-based performance information for healthcare markets. Although client relationships are managed at many levels within our company, the loss of the services of Michael D. Hays, our President and Chief Executive Officer, or one or more of our other senior managers, could have a material adverse effect, at least in the short to medium term, on most significant aspects of our business, including strategic planning, product development, and sales and customer relations. As of December 31, 2009, we maintained $500,000 of key officer life insurance on Mr. Hays. Our success will also depend on our ability to hire, train and retain skilled personnel in all areas of our business. Currently, we do not have employment agreements with our officers or our other key personnel. Competition for qualified personnel in our industry is intense, and many of the companies that compete with us for qualified personnel have substantially greater financial and other resources than us. Furthermore, we expect competition for qualified personnel to become more intense as competition in our industry increases. We cannot assure you that we will be able to recruit, retain and motivate a sufficient number of qualified personnel to compete successfully.

If intellectual property and other proprietary information technology were copied or independently developed by our competitors, our operating results could be negatively affected.

Our success depends in part upon our data collection process, research methods, data analysis techniques, and internal systems and procedures that we have developed specifically to serve clients in the healthcare industry. We have no patents. Consequently, we rely on a combination of copyright, trade secret laws and associate nondisclosure agreements to protect our systems, survey instruments and procedures. We cannot assure you that the steps we have taken to protect our rights will be adequate to prevent misappropriation of such rights, or that third parties will not independently develop functionally equivalent or superior systems or procedures. We believe that our systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. We cannot assure you, however, that third parties will not assert infringement claims against us in the future, or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims, or whether we are ultimately successful in defending against such claims.

Errors in, or dissatisfaction with, performance tracking and other surveys could adversely affect our business.

Many healthcare providers, payers and other entities or individuals use our renewable performance tracking and other healthcare surveys in promoting and/or operating their businesses, and as a factor in determining physician or employee compensation. Consequently, any errors in the data received or in the final surveys, as well as the actual results of such surveys, can have a significant impact on such providers', payers' or other entities' businesses, and on any such individual's compensation. In addition, parties who have not performed well in our surveys may be dissatisfied with the results of the surveys or the manner in which the results may be used by competitors or others. Although any such errors or dissatisfaction with the results of the surveys, or the manner in which the surveys have been used, has not resulted in litigation against us, we cannot assure you that we will not face future litigation, which may be costly, as a result of a healthcare provider's, payer's, other entity's or individual's allegation of errors in our surveys or dissatisfaction with the results thereof.

Regulatory developments could adversely affect our revenue and results of operations.

In the operation of our business, we have access to, or gather certain confidential information, such as medical histories of our respondents. As a result, we could be subject to potential liability for any inappropriate disclosure or use of such information. Even if we do not improperly disclose confidential information, privacy laws, including the U.S. Health Insurance Portability and Accountability Act of 1996, the U.S. Patriot Act and Canadian legislation relating to personal health information, have had, and could in the future have, the effect of increasing our costs and restricting our ability to gather and disseminate information which could ultimately have a negative effect on our revenue.

Several years ago, the Centers for Medicare and Medicaid Services initiated a nationwide effort to collect and publicly report hospital quality data, including the patient experience of care questionnaire. This questionnaire is called the HCAHPS questionnaire and was developed by the Agency for Healthcare Research and Quality. After several years of development and consensus building, the HCAHPS survey program began in 2006. This survey program may increase competition and pricing pressures, which could adversely affect our operating and net income.

The enactment of the new comprehensive healthcare reform plan will include changes in Medicare and Medicaid payment policies and other healthcare delivery reforms that could potentially impact our business.

Item 1B. Unresolved Staff Comments

The Company has no unresolved staff comments to report pursuant to this item.

Item 2. Properties

The Company's headquarters is located in an owned office building in Lincoln, Nebraska, of which 62,000 square feet are used for the Company's operations. This facility houses all the capabilities necessary for NRC's survey programming, printing and distribution, data processing, analysis and report generation, marketing, and corporate administration. The Company's Canadian office is located in a rented 2,600 square foot office building in Markham, Ontario. The operations of TGI are located in San Diego, California, where the Company leases 6,100 square feet of office space. MIV's operations are located in Wausau, Wisconsin, where the Company leases 8,500 square feet of office space.

Item 3. Legal Proceedings

The Company is not subject to any material pending litigation.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock, $.001 par value ("Common Stock"), is traded on the NASDAQ Global Market under the symbol "NRCI." The following table sets forth the range of high and low sales prices for, and dividends declared on, the Common Stock for the period from January 1, 2008, through December 31, 2009:

	High	Low	Dividends Declared Per Common Share
2008 Quarter Ended:			
March 31	$27.94	$24.75	$.14
June 30	$32.06	$25.14	$.14
September 30	$35.58	$23.01	$.14
December 31	$34.93	$19.00	$.14
2009 Quarter Ended:			
March 31	$29.01	$19.48	$.16
June 30	$28.10	$23.10	$.16
September 30	$26.74	$23.55	$.16
December 31	$25.30	$20.32	$.16

On March 30, 2010, there were approximately 19 shareholders of record, and approximately 500 beneficial owners of the Common Stock.

In March 2005, the Company announced the commencement of a quarterly cash dividend. Cash dividends of $4.3 million and $3.8 million in the aggregate were declared and paid during the twelve-month periods ended December 31, 2009 and 2008, respectively. The payment and amount of future dividends is at the discretion of the Company's Board of Directors and will depend on the Company's future earnings, financial condition, general business conditions and other factors.

The table below summarizes the Company's repurchases of its common stock during the three-month period ended December 31, 2009.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1 - October 31, 2009	--	--	--	289,275
November 1 - November 30, 2009	--	--	--	289,275
December 1 - December 31, 2009	210	$21.69	210	289,065

(1) In February 2006, the Company's Board of Directors authorized a stock repurchase plan providing for the repurchase of an additional 750,000 shares. The plan has no expiration date.

The following graph compares the cumulative 5-year total return provided shareholders on National Research Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite Index and the Russell 2000 Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on December 31, 2004, and its relative performance is tracked through December 31, 2009.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among National Research Corporation, The NASDAQ Composite Index
And The Russell 2000 Index


$250
$200
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09
National Research Corporation
NASDAQ Composite
Russell 2000

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN DATA

	12/04	12/05	12/06	12/07	12/08	12/09
National Research Corporation	**100.00**	**109.35**	**146.03**	**177.05**	**193.68**	**142.27**
NASDAQ Composite	**100.00**	**101.33**	**114.01**	**123.71**	**73.11**	**105.61**
Russell 2000	**100.00**	**104.55**	**123.76**	**121.82**	**80.66**	**102.58**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

The selected statement of income data for the years ended December 31, 2009, 2008, and 2007, and the selected balance sheet data at December 31, 2009 and 2008, are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included elsewhere in this Annual Report on Form 10-K. The selected statement of income data for the years ended December 31, 2006 and 2005, and the balance sheet data at December 31, 2007, 2006, and 2005, are derived from audited consolidated financial statements not included herein. The Company has made acquisitions and began recognizing share-based compensation expense during the five years covered by the selected statement financial data. See Note 2 and Note 7 to the Company's consolidated financial statements.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Statement of Income Data:					
Revenue	$ 57,692	$ 51,013	$ 48,923	$ 43,771	$ 32,437
Operating expenses:					
Direct expenses	24,574	23,611	21,801	19,445	13,642
Selling, general and administrative	15,590	12,728	13,173	12,158	8,617
Depreciation and amortization	3,831	2,685	2,583	2,260	1,762
Total operating expenses	43,995	39,024	37,557	33,863	24,021
Operating income	13,697	11,989	11,366	9,908	8,416
Other income (expenses)	(580)	(6)	(248)	(402)	99
Income before income taxes	13,117	11,983	11,118	9,506	8,515
Provision for income taxes	4,626	4,538	4,278	3,622	3,279
Net income	$ 8,491	$ 7,445	$ 6,840	$ 5,884	$ 5,236
Net income per share - basic	$ 1.28	$ 1.11	$ 1.00	$ 0.86	$ 0.74
Net income per share - diluted	$ 1.26	$ 1.09	$ 0.98	$ 0.85	$ 0.74
Dividends per share	$ 0.64	$ 0.56	$ 0.48	$ 0.40	$ 0.32
Weighted average shares outstanding – basic	6,637	6,685	6,850	6,836	7,038
Weighted average shares outstanding – diluted	6,723	6,831	7,011	6,954	7,118

	December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Balance Sheet Data:					
Working capital (deficit)	$ (4,432)	$ (10,650)	$ (2,384)	$ (1,482)	$ 8,058
Total assets	72,499	72,145	61,869	61,532	44,675
Total debt, including current portion	7,719	12,954	2,993	11,093	1,471
Total shareholders' equity	$ 44,171	$ 38,598	$ 42,286	$ 36,751	$ 32,593

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company believes it is a leading provider of ongoing survey-based performance measurement, analysis, tracking, improvement services and governance education to the healthcare industry in the United States and Canada. Since 1981, the Company has provided these services using traditional market research methodologies such as direct mail, telephone, internet-based surveys, focus groups and in-person interviews. Since 2002, the current primary data collection methodology used is direct mail, but the Company still uses other methodologies for certain types of studies. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically experience and health status of their patients and/or members, and provides information on governance issues. NRC develops tools that enable healthcare organizations to obtain performance measurement information necessary to comply with industry and regulatory standards, and to improve their business practices so that they can maximize resident and/or patient attraction, experience, retention and profitability. The Company believes that a driver of its growth and the growth of its industry will be the increase in demand for performance measurement, improvement and educational services as a result of more public reporting programs. The Company's primary types of information services are performance tracking services, subscription-based educational and improvement services, and Ticker.

Acquisitions

On December 19, 2008, the Company acquired My InnerView, Inc. ("MIV"), a leading provider of quality and performance improvement solutions to the senior care profession. MIV offers resident, family and employee satisfaction measurement and improvement products to the long-term care, assisted and independent living markets in the United States. MIV works with over 8,000 senior care providers throughout the United States housing what the Company believes is the largest dataset of senior care satisfaction metrics in the nation. The consideration paid at closing for MIV included payment of $11,500,000 in cash and $440,000 of direct expenses capitalized as purchase price. The merger agreement under which the Company acquired MIV provided for contingent earn-out payments of which $581,000 of the 2009 earn-out was included in this amount.

On April 1, 2008, approximately 10 customer contracts were purchased from SQ Strategies for $249,000. The recording of this asset purchase increased customer related intangibles by $260,000 and deferred revenue by $11,000.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. The most significant of these areas involving difficult or complex judgments made by management with respect to the preparation of the Company's consolidated financial statements for fiscal year 2009 include:

- Revenue recognition;
- Valuation of long-lived assets;
- Valuation of goodwill and identifiable intangible assets; and
- Income taxes.

Revenue Recognition

The Company derives a majority of its operating revenue from its annually renewable services, which include performance tracking services, subscription-based educational services and Ticker. The Company provides interim and annual performance tracking to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. The Company provides subscription-based educational services to clients generally under annual service contracts over a twelve-month period and publishes healthcare market information for its clients through its Ticker. Starting in May 2008, the Company began providing Ticker subscription-based services to clients on a monthly basis generally over a twelve-month period, however, some Ticker subscriptions will continue to be sold and delivered on an annual basis. The Company also derives revenue from its custom and other research projects.

The Company's performance tracking services are performance tracking and improvement tools for gathering and analyzing data from survey respondents. Such services are provided pursuant to contracts which are generally renewable annually, and that provide for a customer-specific study which is conducted via a series of surveys and delivered via a series of updates or reports, the timing and frequency of which vary by contract (such as monthly or weekly). These contracts are generally cancelable on short or no notice without penalty and, since progress on these contracts can be tracked and regular updates and reports are made, clients are entitled to any work-in-process, but are obligated to pay for all services performed through cancellation. Typically, these contracts are fixed-fee arrangements with a portion of the project fee billed in advance and the remainder billed periodically over the duration of the project. Revenue and direct expenses for the Company's performance tracking services are recognized under the proportional performance method.

Under the proportional performance method, the Company recognizes revenue based on output measures or key milestones such as survey set-up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes revenue accordingly. Management judgments and estimates must be made and used in connection with revenue recognized using the proportional performance method. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue.

The Company recognizes subscription-based educational service revenue over the period of time the service is provided. Generally, the subscription periods are for twelve months and revenue is recognized equally over the subscription period.

Ticker was published by NRC solely on an annual basis from 1996 to September 2008. The Company recognizes revenue on Ticker contracts upon delivery to the principal customers. Revenue under some annual contracts which do not include monthly updates is fully recognized upon delivery, typically in the third quarter of the year. Starting in May 2008, the Company added subscription-based services, the revenue from which is generally recognized on a monthly basis over a twelve-month period. Until September 2008, the Company would defer costs of preparing the survey data for Ticker and expense these at the time the annual contract revenue was recognized. Starting in October 2008, these costs were expensed monthly. The Company generates additional revenue from incidental customers subsequent to the completion of each monthly edition. Revenue and costs for these subsequent services are recognized as the services are performed and completed. Ticker is generally provided pursuant to contracts that provide for the receipt of survey results that are customized to meet an individual client's specific information needs. Typically, these contracts are not cancelable by clients, clients receive no rights in the comprehensive healthcare database which results from this survey, other than the right to use the customized reports purchased pursuant thereto, and amounts due for Ticker are billed prior to or at delivery.

As a result of the timing of recognition of revenue and costs associated with Ticker, the Company's margins vary throughout the year. The Company's revenue recognition policy for Ticker is not sensitive to significant estimates and judgments.

Valuation of Long-Lived Assets

The Company monitors events and changes in circumstances that may require the Company to review the carrying value of its long-lived assets. The Company assesses whether an impairment of assets held and used may have occurred using undiscounted future operating cash flows. Impairments, if they occur, are measured using the fair value of the assets. The assessment of the recoverability of long-lived assets may be adversely impacted if estimated future operating cash flows are not achieved.

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Among others, management believes the following circumstances are important indicators of potential impairment of such assets and, as a result, may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and
- The Company's market capitalization falling below the book value of the Company's net assets.

Valuation of Goodwill and Identifiable Intangible Assets

Intangible assets include customer relationships, trade name and goodwill. Goodwill represents the difference between the purchase price paid in acquisitions using the purchase method of accounting, and the fair value of the net assets acquired. Goodwill and indefinite-lived intangibles are assessed annually for impairment and are not amortized.

As of December 31, 2009, the Company had goodwill of $39.9 million. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company evaluates the estimated fair value of the Company's goodwill. On these evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting units having goodwill is greater than the estimated fair value, impairment charges will be recorded. The Company's analysis has resulted in fair value substantially exceeding its carrying value in four of the five business units having goodwill. For the newest business unit, MIV, the estimated fair value did not substantially exceed its carrying value. This was due, in part, to the 2009 MIV revenues and operating margins being below original projections, but management believes that the performance is improving during the first part of 2010. No impairment loss has been recorded on goodwill in 2009, 2008 or 2007. The Company will continue to evaluate for impairment as unforeseen future events may impact the goodwill valuation.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. Management judgment is required to determine the provision for income taxes and to determine whether deferred income taxes will be realized in full or in part.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information derived from the Company's consolidated financial statements, expressed as a percentage of total revenue and the percentage change in such items versus the prior comparable period. The trends illustrated in the following table may not necessarily be indicative of future results. The discussion that follows the table should be read in conjunction with the Company's consolidated financial statements.

	Percentage of Total Revenue Year Ended December 31,			Percentage Increase (Decrease)	
	2009	2008	2007	2009 over 2008	2008 over 2007
Revenue	100.0%	100.0%	100.0%	13.1%	4.3%
Operating expenses:					
Direct expenses	42.6	46.3	44.6	4.1	8.3
Selling, general and administrative	27.0	25.0	26.9	22.5	(3.4)
Depreciation and amortization	6.6	5.3	5.3	42.7	4.0
Total operating expenses	76.3	76.5	76.8	12.7	3.9
Operating income	23.7%	23.5%	23.2%	14.2%	5.5%

Year Ended December 31, 2009, Compared to Year Ended December 31, 2008

Revenue. Revenue increased 13.1% in 2009 to $57.7 million from $51.0 million in 2008. This was primarily due to the acquisition of MIV in December 2008.

Direct expenses. Direct expenses increased 4.1% to $24.6 million in 2009 from $23.6 million in 2008. The change was mainly due to increased costs of servicing the additional revenue from the MIV business, partially offset by the reductions in costs of servicing decreased revenue in other areas of the Company. Direct expenses decreased as a percentage of revenue to 42.6% in 2009 from 46.3% in 2008, primarily due to MIV's current business model with direct expenses as a percentage of revenue lower than the other operating business units of the Company and growth in margin in the Ticker division.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 22.5% to $15.6 million in 2009 from $12.7 million in 2008. The change was primarily due to increases in expenses related to the MIV acquisition and expansions in the sales force. Selling, general and administrative expenses increased as a percentage of revenue to 27.0% in 2009 from 25.0% in 2008, mainly due to sales expansion efforts in the latter portion of 2009 throughout the Company.

Depreciation and amortization. Depreciation and amortization expenses increased 42.7% to $3.8 million in 2009 from $2.7 million in 2008. Depreciation and amortization increased as a percentage of revenue to 6.6% in 2009 from 5.3% in 2008. The increase was primarily due to the depreciation of the fixed assets and amortization of intangible assets associated with the acquisition of MIV.

Provision for income taxes. The provision for income taxes totaled $4.6 million (35.3% effective tax rate) for 2009 compared to $4.5 million (37.9% effective tax rate) for 2008. The effective tax rate was lower in 2009 due to increases in research and development tax credits and state investment and growth act credits, and decreases in Canadian statutory income tax rates.

Year Ended December 31, 2008, Compared to Year Ended December 31, 2007

Revenue. Revenue increased 4.3% in 2008 to $51.0 million from $48.9 million in 2007. This was primarily due to increases in the scope of work from existing clients and the addition of new clients.

Direct expenses. Direct expenses increased 8.3% to $23.6 million in 2008 from $21.8 million in 2007. The change was primarily due to an increase in salaries, benefits and travel of $1.2 million, the result of the change in the business model, and the allocation of responsibilities related to sales and servicing clients. In 2008, the Company divided its sales force into two groups, one focused only on bringing in prospective new clients and the second focused exclusively on servicing current clients. As a result, salaries, benefits and travel attributable to the group focused on current clients are now classified as direct expenses rather than selling, general and administrative expenses. Direct expenses increased as a percentage of revenue to 46.3% in 2008 from 44.6% in 2007.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased 3.4% to $12.7 million in 2008 from $13.2 million in 2007. The change was largely due to the 2008 change in the business model and the allocation of responsibilities related to sales and servicing clients. Selling, general and administrative expenses decreased as a percentage of revenue to 25.0% in 2008 from 26.9% in 2007.

Depreciation and amortization. Depreciation and amortization expenses increased 4.0% to $2.7 million in 2008 from $2.6 million in 2007. Depreciation and amortization as a percentage of revenue remained at 5.3% in 2008 and 2007 respectively.

Provision for income taxes. The provision for income taxes totaled $4.5 million (37.9% effective tax rate) for 2008 compared to $4.3 million (38.5% effective tax rate) for 2007. The effective tax rate was lower in 2008 due to decreases in provincial income tax rates.

Inflation and Changing Prices

Inflation and changing prices have not had a material impact on revenues or net income from continuing operations in the last three years.

Liquidity and Capital Resources

The Company believes it has adequate capital resources and operating cash flow to meet its projected capital and debt maturity needs for the foreseeable future. Requirements for working capital, capital expenditures, and debt maturities will continue to be funded by operations and the Company's borrowing arrangements.

Working Capital

The Company had a working capital deficiency of $4.4 million on December 31, 2009, as compared to a $10.7 million working capital deficiency on December 31, 2008. The decrease in the working capital deficiency was primarily due to paying off the line of credit in 2009 that had a balance of $3.9 million as of December 31, 2008. The working capital deficiency balance is primarily due to a deferred revenue balance of $11.9 million and $12.9 million as of December 31, 2009 and 2008, respectively.

The deferred revenue balance is primarily due to timing of initial billings on new and renewal contracts. The Company typically invoices clients for performance tracking services and custom research projects before they have been completed. Billed amounts are recorded as billings in excess of revenue earned, or deferred revenue, on the Company's consolidated financial statements, and are recognized as income when earned. In addition, when work is performed in advance of billing, the Company records this work as revenue earned in excess of billings, or unbilled revenue. Substantially all deferred revenue and all unbilled revenue will be earned and billed respectively, within 12 months of the respective period ends.

Capital Expenditures

Capital expenditures for the year ended December 31, 2009, were $2.9 million. These expenditures consisted mainly of computer software, computer hardware, and furniture and other equipment. The Company expects capital expenditure purchases in 2010, consisting primarily of computer software and hardware and other equipment, to be funded through cash generated from operations.

Debt and Equity

On May 26, 2006, the Company entered into a credit facility pursuant to which it borrowed $9.0 million under a term note and $3.5 million under a revolving credit note in order to partially finance the acquisition of TGI. The term note was refinanced on February 25, 2008, for the remaining balance of the term note of $1.6 million. The refinanced term note required payments of principal and interest in 17 monthly installments of $93,000, beginning March 31, 2008, and ending August 31, 2009. Borrowings under the refinanced term note bore interest at an annual rate of 5.14%. The Company paid off the term note in October 2008.

The maximum aggregate amount available under the revolving credit note was originally $3.5 million, but an addendum to the revolving credit note dated March 26, 2008, changed the revolving credit note amount to $6.5 million. The revolving credit note was renewed in July 2009 to extend the term to July 31, 2010. The Company may borrow, repay and re-borrow amounts under the revolving credit note from time to time until its maturity on July 31, 2010. The maximum aggregate amount available under the revolving credit note is $6.5 million, subject to a borrowing base equal to 75% of the Company's eligible accounts receivable. Borrowings under the revolving credit note bear interest at a variable rate equal to (1) prime (as defined in the credit facility) less 0.50% or (2) one-, two-, three-, six- or twelve-month LIBOR. The Company expects to extend the term of the revolving credit note for at least one year beyond the maturity date. If, however, the note cannot be extended, the Company believes it has adequate cash flows from operations to meet its debt and capital needs. As of December 31, 2009, the revolving credit note did not have a balance. According to borrowing base requirements, the Company had the capacity to borrow $4.2 million as of December 31, 2009.

On December 19, 2008, the Company borrowed $9.0 million under a term note to partially finance the acquisition of MIV. The term note is payable in 35 equal installments of $97,000, with the balance of principal and interest payable in a balloon payment due on December 31, 2011. Borrowings under the term note bear interest at a rate of 5.2% per year. In 2009, the Company made principal payments, in addition to the monthly installments, on the term loan totaling $650,000.

The term note is secured by certain of the Company's assets, including the Company's land, building, accounts receivable and intangibles. The term note contains various restrictions and covenants applicable to the Company, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company to consolidate or merge, create liens, incur additional indebtedness or dispose of assets. As of December 31, 2009, the Company was in compliance with these restrictions and covenants.

The merger agreement under which the Company acquired MIV provided for contingent earn-out payments over three years based on growth in revenue and earnings. As of December 31, 2009, a contingent earn-out payment of $795,000 was accrued, which was then paid in February 2010. The Company currently projects that the earn-out for 2010 and 2011 could be $3.0 million and $1.0 million, respectfully to be funded through cash flow from operations.

Debt assumed through the MIV acquisition included $90,000 in capital leases. The capital leases are for production and mailing equipment meeting capitalization requirements where the lease term exceeds more than 75% of the estimated useful life. The equipment is being depreciated over the lease term of 4.25 years ending in 2011.

The Company had contractual obligations to make payments in the following amounts in the future as of December 31, 2009:

Contractual Obligations (In thousands)	Total Payments	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Operating leases	$ 1,600	$ 524	$ 1,066	$ 10	$ --
Capital leases[1]	65	37	28	--	--
Uncertain tax positions[2]	78	--	--	--	--
Long-term debt[1]	8,376	1,162	7,214	--	--
Total	$ 10,119	$ 1,723	$ 8,386	$ 10	$ --

[1] Includes interest

[2] It is uncertain when the tax benefits will be settled.

The Company generally does not make unconditional, non-cancelable purchase commitments. The Company enters into purchase orders in the normal course of business, but these purchase obligations do not exceed one year.

Shareholders' equity increased $5.6 million to $44.2 million in 2009 from $38.6 million in 2008. The increase was primarily due to net income of $8.5 million, non-cash stock compensation expense of $619,000, and change in cumulative translation adjustment of $775,000, offset by dividends paid of $4.3 million.

Stock Repurchase Program

In February 2006, the Board of Directors of the Company authorized the repurchase of an additional 750,000 shares of common stock in the open market or in privately negotiated transactions. As of December 31, 2009, the remaining shares that can be purchased are 289,065.

Off-Balance Sheet Obligations

The Company has no significant off-balance sheet obligations other than the operating lease commitments disclosed in "Liquidity and Capital Resources."

Adoption of New Accounting Pronouncements

In June 2009, FASB issued the Accounting Standards Codification™ ("Codification") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by FASB to be applied by nongovernmental entities. The Codification supersedes all then-existing non-SEC accounting and reporting standards. In accordance with the Codification, references to accounting literature in this report are presented in plain English. The Codification did not change GAAP, but reorganizes the literature. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification has not had an impact on the consolidated financial statements.

Recent Accounting Pronouncements

In September 2009, the FASB issued new guidance for revenue recognition with multiple deliverables, which is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. This guidance eliminates the residual method under the current guidance and replaces it with the "relative selling price" method when allocating revenue in a multiple deliverable arrangement. The selling price for each deliverable shall be determined using vendor-specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price. If neither exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable. After adoption, this guidance will also require expanded qualitative and quantitative disclosures. Management continues to assess the impact of this authoritative guidance.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company's primary market risk exposure is changes in foreign currency exchange rates and interest rates.

The Company's Canadian subsidiary uses as its functional currency the local currency of the country in which it operates. It translates its assets and liabilities into U.S. dollars at the exchange rate in effect at the balance sheet date. It translates its revenue and expenses at the average exchange rate during the period. The Company includes translation gains and losses in accumulated other comprehensive income (loss), a component of shareholders' equity. Foreign currency translation gains or (losses) were $775,000, ($937,000), and $568,000 in 2009, 2008, and 2007, respectively. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which the Company operates and short-term intercompany accounts are included in other income (expense) in the consolidated statements of income.

The Company's primary interest rate risk is related to interest expense from the Company's revolving credit note with a variable interest rate. However, the revolving credit note had no balance as of December 31, 2009.

The Company has limited interest rate risk related to interest income from the Company's investments in United States government notes with maturities of 90 days or less at the purchase date for the security. The Company has classified these as cash equivalents. The discounted notes bear interest at .041% and .091% annually. One of the notes matured on February 3, 2010, and payment was received for the full principal amount.

Item 8. Financial Statements and Supplementary Data

Quarterly Financial Data (Unaudited)

The following table sets forth selected financial information for each of the eight quarters in the two-year period ended December 31, 2009. This unaudited information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited consolidated financial statements and the notes thereto.

	(In thousands, except per share data)							
	Quarter Ended							
	Dec. 31, 2009	Sept 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept 30, 2008	June 30, 2008	Mar. 31, 2008
Revenue	$ 13,841	$ 13,517	$ 13,594	$ 16,740	$ 12,189	$ 13,469	$ 11,901	$ 13,454
Direct expenses	5,548	5,446	6,304	7,276	5,766	6,598	5,320	5,927
Selling, general and administrative	4,042	3,872	3,697	3,979	2,768	3,053	3,348	3,559
Depreciation and amortization	929	901	891	1,110	682	661	676	666
Operating income	3,322	3,298	2,702	4,375	2,973	3,157	2,557	3,302
Other income (expense)	(134)	(166)	(183)	(97)	70	14	(58)	(32)
Provision for income taxes	951	1,138	910	1,627	1,148	1,205	918	1,267
Net income	$ 2,237	$ 1,994	$ 1,609	$ 2,651	$ 1,895	$ 1,966	$ 1,581	$ 2,003
Net income per share – basic	$ 0.34	$ 0.30	$ 0.24	$ 0.40	$ 0.29	$ 0.30	$ 0.24	$ 0.29
Net income per share – diluted	$ 0.33	$ 0.30	$ 0.24	$ 0.39	$ 0.28	$ 0.29	$ 0.23	$ 0.29
Weighted average shares outstanding – basic	6,639	6,637	6,637	6,633	6,642	6,644	6,637	6,818
Weighted average shares outstanding – diluted	6,725	6,735	6,734	6,713	6,782	6,803	6,793	6,970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
National Research Corporation:

We have audited the accompanying consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Research Corporation and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Lincoln, Nebraska
March 31, 2010

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

Assets	**2009**	**2008**
Current assets:		
Cash and cash equivalents	$ 2,512	$ 1,109
Trade accounts receivable, less allowance for doubtful accounts of $279 and $241 in 2009 and 2008, respectively	5,214	6,531
Unbilled revenue	1,173	810
Prepaid expenses and other	1,864	1,300
Recoverable income taxes	803	574
Deferred income taxes	98	115
Total current assets	11,664	10,439
Net property and equipment	13,975	13,747
Intangible assets, net	6,883	8,056
Goodwill	39,924	39,276
Other	53	627
Total assets	$ 72,499	$ 72,145
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of note payable	$ 816	$ 4,581
Accounts payable	598	863
Accrued wages, bonus and profit sharing	1,926	1,375
Accrued expenses	848	1,344
Deferred revenue	11,907	12,926
Total current liabilities	16,095	21,089
Note payable, net of current portion	6,903	8,374
Deferred income taxes	5,126	4,084
Deferred revenue	204	--
Total liabilities	28,328	33,547
Shareholders' equity:		
Common stock, $.001 par value; authorized 20,000,000 shares, issued 8,018,044 in 2009 and 8,019,922 in 2008, outstanding 6,662,111 in 2009 and 6,667,517 in 2008	8	8
Additional paid-in capital	27,871	27,217
Retained earnings	37,905	33,677
Accumulated other comprehensive income (loss), net of taxes	769	(6)
Treasury stock, at cost; 1,355,933 shares in 2009 and 1,352,405 shares in 2008	(22,382)	(22,298)
Total shareholders' equity	44,171	38,598
Total liabilities and shareholders' equity	$ 72,499	$ 72,145

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except for per share amounts)

	2009	2008	2007
Revenue	$ 57,692	$ 51,013	$ 48,923
Operating expenses:			
Direct expenses	24,574	23,611	21,801
Selling, general and administrative	15,590	12,728	13,174
Depreciation and amortization	3,831	2,685	2,583
Total operating expenses	43,995	39,024	37,558
Operating income	13,697	11,989	11,365
Other income (expense):			
Interest income	2	42	139
Interest expense	(405)	(139)	(483)
Other, net	(177)	91	96
Total other expense	(580)	(6)	(248)
Income before income taxes	13,117	11,983	11,117
Provision for income taxes	4,626	4,538	4,278
Net income	$ 8,491	$ 7,445	$ 6,839
Net income per share - basic	$ 1.28	$ 1.11	$ 1.00
Net income per share - diluted	$ 1.26	$ 1.09	$ 0.98
Weighted average shares and shares equivalent outstanding - basic	6,637	6,685	6,850
Weighted average shares and shares equivalent outstanding - diluted	6,723	6,831	7,011

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands except share and per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances at December 31, 2006	8	21,820	26,488	359	(11,924)	36,751
Purchase of 61,849 shares of treasury stock	--	--	--	--	(241)	(241)
Issuance of 22,829 common shares for the exercise of stock options	--	338	--	--	--	338
Tax benefit from the exercise of options and vested restricted stock	--	111	--	--	--	111
Issuance of 32,115 restricted common shares, net of 9,109 cancelled	--	--	--	--	--	--
Non-cash stock compensation expense	--	1,240	--	--	--	1,240
Dividends declared of $0.48 per common share	--	--	(3,324)	--	--	(3,324)
Comprehensive income						
Change in unrealized gain/(loss) on marketable securities, net of tax	--	--	--	4	--	4
Change in cumulative translation adjustment	--	--	--	568	--	568
Net income	--	--	6,839	--	--	6,839
Total comprehensive income						7,411
Balances at December 31, 2007	$ 8	$ 23,509	$ 30,003	$ 931	$ (12,165)	$ 42,286,
Purchase of 395,558 shares of treasury stock	--	--	--	--	(10,133)	(10,133)
Issuance of 144,614 common shares for the exercise of stock options	--	1,856	--	--	--	1,856
Tax benefit from the exercise of options and vested restricted stock	--	836	--	--	--	836
Cancellation of 7,981 restricted common shares	--	--	--	--	--	--
Non-cash stock compensation expense	--	1,016	--	--	--	1,016
Dividends declared of $0.56 per common share	--	--	(3,771)	--	--	(3,771)
Comprehensive income						
Change in cumulative translation adjustment	--	--	--	(937)	--	(937)
Net Income			7,445			7,445
Total comprehensive income	--	--	--	--	--	6,508
Balances at December 31, 2008	$ 8	$ 27,217	$ 33,677	$ (6)	$ (22,298)	$ 38,598
Purchase of 3,528 shares of treasury stock	--	--	--	--	(84)	(84)
Issuance of 2,023 common shares for the exercise of stock options	--	18	--	--	--	18
Tax benefit from the exercise of options and vested restricted stock	--	17	--	--	--	17
Cancellation of 3,901 restricted common shares	--	--	--	--	--	--
Non-cash stock compensation expense	--	619	--	--	--	619
Dividends declared of $0.64 per common share	--	--	(4,263)	--	--	(4,263)
Comprehensive income						
Change in cumulative translation adjustment	--	--	--	775	--	775
Net income			8,491			8,491
Total comprehensive income	--	--	--	--	--	9,266
Balances at December 31, 2009	$ 8	$ 27,871	$ 37,905	$ 769	$ (22,382)	$ 44,171

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 8,491	$ 7,445	$ 6,839
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,831	2,686	2,583
Deferred income taxes	1,733	430	117
Loss (gain) on sale of property and equipment	1	--	(3)
Tax benefit from exercise of stock options	--	156	31
Non-cash stock compensation expense	619	1,016	1,093
Change in assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable	1,396	637	616
Unbilled revenue	(315)	603	900
Prepaid expenses and other	(516)	(155)	30
Accounts payable	(278)	(408)	(73)
Accrued expenses, wages, bonus and profit sharing	(73)	6	330
Income taxes payable and recoverable	(326)	(249)	563
Deferred revenue	(897)	3,008	1,540
Net cash provided by operating activities	13,666	15,175	14,566
Cash flows from investing activities:			
Purchases of property and equipment	(2,909)	(2,812)	(1,956)
Acquisition, net of cash acquired and earn-out on acquisition	(93)	(12,551)	--
Purchases of securities available-for-sale	--	--	(2,990)
Proceeds from the maturities of securities available-for-sale	--	99	4,007
Net cash used in investing activities	(3,002)	(15,264)	(939)
Cash flows from financing activities:			
Proceeds from notes payable	4,916	18,564	375
Payments on notes payable	(10,152)	(8,952)	(8,474)
Proceeds from exercise of stock options	18	731	338
Tax benefit on exercise of stock options and vested restricted stock	17	680	80
Purchase of treasury stock	(84)	(9,007)	(241)
Payment of dividends on common stock	(4,263)	(3,771)	(3,324)
Net cash used in financing activities	(9,548)	(1,755)	(11,246)
Effect of exchange rate changes on cash	287	(402)	98
Net increase (decrease) in cash and cash equivalents	1,403	(2,246)	2,479
Cash and cash equivalents at beginning of period	1,109	3,355	876
Cash and cash equivalents at end of period	$ 2,512	$ 1,109	$ 3,355
Supplemental disclosure of cash paid for:			
Interest expense	$ 498	$ 122	$ 483
Income taxes	$ 2,999	$ 3,502	$ 3,457

Supplemental disclosures of non-cash investing activities:

In connection with the Company's Equity Incentive plans, certain optionees tendered to the Company previously owned shares to pay for the option strike price. The total non-cash stock options exercised was $0, $1.1 million and $0 for the years ended December 31, 2009, 2008, and 2007, respectively.

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

National Research Corporation (the "Company") is a provider of ongoing survey-based performance measurement, analysis, tracking, improvement services and governance education to the healthcare industry in the United States and Canada. The Company provides market research services to hospitals and insurance companies on an unsecured credit basis. The Company's ten largest clients accounted for 14%, 24%, and 29% of the Company's total revenue in 2009, 2008, and 2007, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies

The Company's Canadian subsidiary uses as its functional currency the local currency of the country in which it operates. It translates its assets and liabilities into U.S. dollars at the exchange rate in effect at the balance sheet date. It translates its revenue and expenses at the average exchange rate during the period. The Company includes translation gains and losses in accumulated other comprehensive income (loss), a component of shareholders' equity. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which the Company operates and short-term intercompany accounts are included in other income (expense) in the consolidated statements of income.

Revenue Recognition

The Company derives a majority of its operating revenue from its annually renewable services, which include the performance tracking services, subscription-based educational services and subscription-based and annual contracts of Ticker. The Company provides interim and annual performance tracking to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. The Company provides subscription-based educational services to clients generally under annual service contracts over a twelve-month period and publishes healthcare market information for its clients through its Ticker on an annual or monthly basis. The Company also derives revenue from its custom and other research projects. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenue in the consolidated statements of income.

The Company recognizes revenue from its performance tracking services and its custom and other research projects using the proportional performance method of accounting. These services typically include a series of surveys and deliverable reports in which the timing and frequency vary by contract. Progress on a contract can be tracked reliably, and customers are obligated to pay as services are performed. The Company recognizes revenue based on output measures or key milestones such as survey set up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes the revenue related to output measures. Losses expected to be incurred, if any, on jobs in progress are charged to income as soon as such losses are known. Revenue earned on contracts in progress in excess of billings is classified as a current asset. Amounts billed in excess of revenue earned are classified as a current liability. Client projects are generally completed within a twelve-month period.

The Company recognizes subscription-based educational service revenue over the period of time the service is provided. Generally, the subscription periods are for twelve months and revenue is recognized equally over the subscription period.

The Company recognizes revenue on Ticker contracts upon delivery to the principal customers. Revenue under some annual contracts which do not include monthly updates is fully recognized upon delivery, typically in the third quarter of the year. Starting in May 2008, the Company added subscription-based services, the revenue from which is generally recognized on a monthly basis over a twelve-month period. Until September 2008, the Company deferred costs of preparing the survey data for Ticker and expensed these at the time the annual contract revenue was recognized. These costs are primarily incremental external direct costs solely related to fulfilling the Company's obligations under Ticker contracts. Beginning in October 2008, these costs are expensed monthly as incurred. The Company generates additional revenue from incidental customers subsequent to the completion of each monthly edition. Revenue and costs for these subsequent services are recognized as the services are performed and completed.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on specific account analysis and on the Company's historical write-off experience. The Company reviews the allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability and provisions are made for accounts not specifically reviewed. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and Equipment

Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

For costs of software developed for internal use, the Company expenses computer software costs as incurred in the preliminary project stage, which involves the conceptual formulation, evaluation and selection of technology alternatives. Costs incurred related to the design, coding, installation and testing of software during the application project stage are capitalized. Costs for training and application maintenance are expensed as incurred. The Company has capitalized approximately $450,000, $493,000 and $511,000, of internal and external costs incurred for the development of internal use software for the years ended December 31, 2009, 2008 and 2007, respectively, with such costs classified as property and equipment.

The Company provides for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives. The

Company uses the straight-line method of depreciation and amortization over estimated useful lives of five to ten years for furniture and equipment, three to five years for computer equipment, three to five years for capitalized software, and ten to forty years for the Company's office building and related improvements.

Impairment of Long-Lived Assets

The Company monitors events and changes in circumstances that may require the Company to review the carrying value of its long-lived assets. The Company assesses whether an impairment of assets held and used may have occurred using undiscounted future operating cash flows. Impairments, if they occur, are measured using the fair value of the assets. The assessment of the recoverability of long-lived assets may be adversely impacted if estimated future operating cash flows are not achieved.

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Among others, management believes the following circumstances are important indicators of potential impairment of such assets and as a result may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and
- The Company's market capitalization falling below the book value of the Company's net assets.

Goodwill and Intangible Assets

Intangible assets include customer relationships, trade names and goodwill. Customer relationships are being amortized over periods of five to fifteen years. One of the trade names is being amortized over a period of ten years. The other trade name is indefinite lived. Goodwill represents the difference between the purchase price paid in acquisitions, using the purchase method of accounting, and the fair value of the net assets acquired.

Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

All of the Company's goodwill is allocated to five of its six reporting units. As of December 31, 2009, the Company has goodwill of $39.9 million. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company tests goodwill for impairment using level 3 inputs as defined in the fair value hierarchy. Refer to Note 1, Fair Value Measurements, for the definition of the levels in the fair value hierarchy. The inputs used to calculate the fair value included the projected cash flows and a discount rate that the Company estimated would be used by a market participant in valuing these assets. On these evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting units having goodwill is greater than the estimated fair value, impairment charges will be determined and measured based on the estimated fair value of goodwill as compared to its carrying value.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company uses the deferral method of accounting for its investment tax credits related to state tax incentives. During the years ended December 31, 2009, 2008 and 2007, the Company recorded income tax benefits relating to these tax credits of $189,000, $0, and $0.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company had an unrecognized tax benefit at December 31, 2009 of $541,000, excluding interest of $3,000 and no penalties. Of this amount $78,000 represents the net unrecognized tax benefits that, if recognized, would favorably impact the effective income tax rate. The Company accrues interest and penalties related to uncertain tax position in the statements of income as income tax expense. The Company is not subject to tax examinations for years prior to 2006 in the U.S. and 2005 in Canada.

Share-Based Compensation

The Company measures and recognizes compensation expense for all share-based payments. The compensation expense is recognized based on the grant-date fair value of those awards. All of the Company's existing stock option awards and non-vested stock awards have been determined to be equity-classified awards.

Amounts recognized in the financial statements with respect to these plans:

	2009	2008	2007
		(In thousands)	
Amounts charged against income, before income tax benefit	$ 619	$ 1,016	$ 1,093
Amount of related income tax benefit	238	391	421
Total net income impact	$ 381	$ 625	$ 672

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents were $2.5 million consisting of U.S. government notes of $1.6 million and money market funds of $930,000 as of December 31, 2009, and $379,000 of money market funds as of December 31, 2008.

Fair Value Measurements

The Company's valuation techniques are based on maximizing observable and unobservable inputs and minimizing the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities, (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, (3) Level 3 Inputs—unobservable inputs.

As of December 31, 2009, those assets and liabilities that are measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2 (In thousands)	Level 3
Money Market Funds	$ 930	$ --	$ --
U.S. government notes	--	1,560	--
Total	$ 930	$ 1,560	$ --

The Company believes that the carrying amounts of its other financial instruments, including cash, accounts payable and accrued expenses, approximate their fair value due to the short-term maturities of these instruments. All non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis, which includes goodwill and non-financial long lived assets, are measured at fair value in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2009, there was no indication of impairment related to our non-financial assets and liabilities. Refer to Note 1, Goodwill and Intangible Assets, for further description of the inputs used to measure fair value of goodwill as part of our annual impairment test.

Earnings Per Share

Net income per share has been calculated and presented for "basic" and "diluted" per share data. Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share is computed by dividing net income by the weighted average number of common shares adjusted for the dilutive effects of options and restricted stock. At December 31, 2009, 2008 and 2007, the Company had 247,603, -0- and 48,000 options, respectively, which have been excluded from the diluted net income per share computation because their exercise price exceeds the fair market value.

The weighted average shares outstanding were calculated as follows:

	2009	2008	2007
		(In thousands)	
Common stock	6,637	6,685	6,850
Dilutive effect of options	74	131	131
Dilutive effect of restricted stock	12	15	30
Weighted average shares used for dilutive per share information	6,723	6,831	7,011

There are no reconciling items between the Company's reported net income and net income used in the computation of basic and diluted income per share.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that are not included in net income, but rather are recorded directly in stockholder's equity. For the years ended December 31, 2009 and 2008 accumulated other comprehensive income (loss) was $769,000 and ($6,000), respectively, consisting solely of changes in the cumulative translation adjustment.

Segment Information

The Company has six operating segments that are aggregated into one reporting segment because they have similar economic characteristics and meet the other aggregation criteria within the authoritative guidance on disclosure about enterprise segments. The six operating segments are as follows: NRC Picker U.S. and NRC Picker Canada, which each offer renewable performance tracking and improvement services, custom research, best practice improvement services, and a renewable syndicated service; Healthcare Market Guide (Ticker) offers stand-alone market information as well as a comparative performance database to allow the Company's clients to assess their performance relative to the industry, to access best practice examples, and to utilize competitive information for marketing purposes; Payer Solutions offers functional disease-specific and health status measurement tools; The Governance Institute (TGI) offers subscription-based governance information and educational conferences designed to improve the effectiveness of hospital and healthcare systems by continually strengthening their healthcare boards, medical leadership, and management performance in the United States; and My InnerView (MIV) provides quality and performance improvement solutions to the senior care profession.

Adoption of New Accounting Pronouncements

In June 2009, FASB issued the Accounting Standards Codification™ ("Codification") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by FASB to be applied by nongovernmental entities. The Codification supersedes all then-existing non-SEC accounting and reporting standards. In accordance with the Codification, references to accounting literature in this report are presented in plain English. The Codification did not change GAAP, but reorganizes the literature. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification has not had an impact on the consolidated financial statements.

Recent Accounting Pronouncements

In September 2009, the FASB issued new guidance for revenue recognition with multiple deliverables, which is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. This guidance eliminates the residual method under the current guidance and replaces it with the "relative selling price" method when allocating revenue in a multiple deliverable arrangement. The selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price. If neither exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable. After adoption, this guidance will also require expanded qualitative and quantitative disclosures. As of December 31, 2009, management believes that adoption of this new guidance will not have a material effect on the consolidated financial statements.

(2) Acquisitions

On December 19, 2008, the Company acquired My InnerView, Inc. ("MIV"), a leading provider of quality and performance improvement solutions to the senior care profession. MIV offers resident, family and employee satisfaction measurement and improvement products to the long term-care, assisted and independent living markets in the United States. MIV works with over 8,000 senior care providers throughout the United States, housing what the Company believes is the largest dataset of senior care satisfaction metrics in the nation. The acquisition was completed in order to pursue the Company's strategy of expanding additional service offerings to the healthcare industry in the United States and Canada. This acquisition gives the Company a foundation upon which to expand in the senior care profession. The consideration paid at closing for MIV included a payment of $11.5 million in cash and $440,000 of direct expenses capitalized as purchase price. The merger agreement under which the Company acquired MIV provided for contingent earn-out payments over three years based on revenue and operating income increases.

In connection with the acquisition the Company recorded the following amounts as its preliminary purchase price allocation, based on the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

	Fair Value (In thousands)
Current Assets	$ 1,290
Property and equipment	846
Customer relationships	3,003
Goodwill	8,833
Other Long Term Assets	581
Total acquired assets	14,553
Less total liabilities	2,613
Net assets acquired	$11,940

The excess of purchase price over the fair value of net assets acquired resulted in the Company recording $8.8 million of goodwill. The customer relationships acquired intangible asset is being amortized over a useful life of 10 years. The amortization of customer relationships and goodwill is non-deductible for tax purposes.

During the year ended December 31, 2009, the Company adjusted the initial purchase price allocation resulting in a net increase to goodwill of $240,000, which was due to additional contingent consideration earned of $795,000, deferred tax adjustments of $630,000, and allowance for doubtful accounts of $75,000.

The following unaudited pro forma information for the Company has been prepared as if the acquisition of MIV had occurred on January 1, 2007. The information is based on the historical results of the separate companies and may not necessarily be indicative of the results that could have been achieved or of results that may occur in the future. The pro forma adjustments include the impact of depreciation and amortization of property and equipment and intangible assets acquired, interest expense on the acquisition debt, and income tax benefits for tax effects of the foregoing adjustments to depreciation, amortization and interest expense.

	2008	2007
	(In thousands, except per share amounts) (Unaudited)	
Revenue	$ 58,008	$ 54,904
Net income	$ 7,457	$ 6,586
Earnings per share - basic	$ 1.12	$ 0.96
Earnings per share - diluted	$ 1.09	$ 0.94

(3) Property and Equipment

At December 31, 2009 and 2008, property and equipment consisted of the following:

	2009	2008
	(In thousands)	
Furniture and equipment	$ 2,639	$ 2,536
Computer equipment and software	16,911	14,467
Building	9,130	9,108
Land	425	425
	29,105	26,536
Less accumulated depreciation and amortization	15,130	12,789
Net property and equipment	$ 13,975	$ 13,747

(4) Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following at December 31, 2009 and 2008:

	2009	2008
	(In thousands)	
Goodwill	$ 39,924	$ 39,276
Non-amortizing other intangible assets:		
Trade name	1,191	1,191
Amortizing other intangible assets:		
Customer related intangibles	8,174	8,150
Trade name	1,572	1,572
Total other intangible assets,	10,937	10,913
Less accumulated amortization	4,054	2,857
Other intangible assets, net	$ 6,883	$ 8,056

The following represents a summary of changes in the Company's carrying amount of goodwill for the years ended December 31, 2009, 2008, and 2007:

	(In thousands)
Balance as of December 31, 2006	$ 30,014
Smaller World additional payment for contingent consideration	652
Foreign currency translation	385
Balance as of December 31, 2007	$ 31,051
MIV acquisition	8,833
Foreign currency translation	(608)
Balance as of December 31, 2008	$ 39,276
Foreign currency translation	408
MIV deferred tax adjustments	(630)
MIV allowance for doubtful accounts	75
MIV contingent consideration earned	795
Balance as of December 31, 2009	$ 39,924

The merger agreement under which the Company acquired MIV provided for contingent earn-out payments over three years based on growth in revenue and earnings. As of December 31, 2009, a contingent earn-out payment of $795,000 was accrued, which was then paid in February 2010.

During 2007, an additional payment was made to Smaller World Communications for contingent consideration in accordance with the purchase agreement. The purchase agreement included two scheduled payments of additional purchase price in 2006 and 2008 of $536,000 and $714,000 respectively, as a result of meeting certain revenue goals.

On April 1, 2008, approximately 10 customer contracts were purchased from SQ Strategies for $249,000. The recording of this purchase increased customer related intangibles by $260,000 and deferred revenues by $11,000.

Aggregate amortization expense for customer related intangibles and trade names for the year ended December 31, 2009, was $1.2 million. Estimated amortization expense for the next five years is: 2010—$1.2 million; 2011—$1.1 million; 2012—$836,000; 2013—$572,000; 2014—$543,000; thereafter $1.5 million.

(5) Income Taxes

For the years ended December 31, 2009, 2008, and 2007, income before income taxes consists of the following:

	2009	2008	2007
U.S. Operations	$11,497	$10,406	$ 9,664
Foreign Operations	1,620	1,577	1,453
	$13,117	$11,983	$11,117

Income tax expense consisted of the following components:

	Current	Deferred	Total
2009:			
Federal	$ 2,433	$ 1,109	$ 3,542
Foreign	532	3	535
State	(21)	570	549
Total	$ 2,944	$ 1,682	$ 4,626
2008:			
Federal	$ 2,963	$ 350	$ 3,313
Foreign	549	(5)	544
State	596	85	681
Total	$ 4,108	$ 430	$ 4,538
2007:			
Federal	$ 2,971	$ 65	$ 3,036
Foreign	588	(21)	567
State	603	72	675
Total	$ 4,162	$ 116	$ 4,278

The difference between the Company's income tax expense as reported in the accompanying consolidated financial statements and the income tax expense that would be calculated applying the U.S. federal income tax rate of 34% on pretax income was as follows:

	2009	2008	2007
Expected federal income taxes	$4,460	$4,074	$3,780
Foreign tax rate differential	(16)	(8)	31
State income taxes, net of federal benefit and state tax credits	362	449	446
Federal tax credits	(183)	(51)	(51)
Uncertain tax positions	27	--	--
Valuation allowance	18	--	--
Other	(42)	74	73
Total	$4,626	$4,538	$4,278

Deferred tax assets and liabilities at December 31, 2009 and 2008, were comprised of the following:

	2009	2008
Deferred tax assets:		
Allowance for doubtful accounts	$ 105	$ 93
Accrued expenses	248	231
Share based compensation	1,034	892
Other	--	83
Gross deferred tax assets	1,387	1,299
Less Valuation Allowance	(47)	--
Deferred tax assets	1,340	1,299
Deferred tax liabilities:		
Prepaid expenses	188	243
Property and equipment	1,602	1,263
Intangible assets	4,282	3,762
Other	296	--
Deferred tax liabilities	6,368	5,268
Net deferred tax liabilities	$(5,028)	$(3,969)

In assessing the realizablility of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projected future taxable income, carryback opportunities and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize the benefits of these deductible differences, net of the valuation allowance recorded. The net impact on income tax expense related to changes in the valuation allowance for 2009 and 2008 were $18,000 and $0, respectively. The current year change relates to increases to the valuation allowance for capital loss carryforwards.

The Company has capital loss carryforwards of $123,000 which will begin to expire in 2010. A total of $76,000 of the capital loss carryforwards relate to the pre-acquisition periods of acquired companies. The Company has provided a $47,000 valuation allowance against the tax benefit associated with the capital loss carryforwards.

The undistributed foreign earnings of the Company's foreign subsidiary of approximately $4.1 million are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes have been provided for such undistributed earnings. It is impractical to determine the additional income tax liability, if any, associated with the repatriation of undistributed earnings.

Effective January 1, 2007, the Company adopted guidance regarding accounting for uncertainty in income taxes. This accounting standards adoption had no impact on the Company. The unrecognized tax benefit at December 31, 2009 was $541,000, excluding interest of $3,000 and no penalties. Of this amount $78,000 represents the net unrecognized tax benefits that, if recognized, would favorably impact the effective income tax rate.

The Company accrues interest and penalties related to uncertain tax position in the statements of income as income tax expense.

The Company believes it is reasonably possible that the total amount of unrecognized tax benefits will not decrease within the next 12 months.

The change in the unrecognized tax benefits for 2009 is as follows. There was no change in unrecognized tax benefits during 2008.

	(In thousands)
Balance of unrecognized tax benefits at December 31, 2008	$ --
Increases for tax positions established during prior years	509
Increases for tax positions established for the current period	32
Balance of unrecognized tax benefits at December 31, 2009	$ 541

The Company files a U.S. federal income tax return, various state jurisdictions and a Canada federal and provincial income tax return. The 2006 to 2009 U.S. federal and state returns remain open to examination. The 2005 to 2009 Canada federal and provincial income tax returns remain open to examination.

(6) Notes Payable

Notes payable consisted of the following:

	2009	2008
	(In thousands)	
Note payable to US Bank, interest 5.2% fixed rate, 35 scheduled principal and interest payments of $97,000, final balloon payment of interest and principal due December 31, 2011, secured by land, building, accounts receivable and intangible assets.	7,659	9,000
Revolving credit note with US Bank, subject to borrowing base of 75% of eligible accounts receivable, matures July 31, 2010, maximum available $6.5 million	--	3,850
Capital leases	60	90
Other debt	--	15
Total notes payable	7,719	12,955
Less current portion	816	4,581
Note payable, net of current portion	$ 6,903	$ 8,374

On May 26, 2006, the Company entered into a credit facility pursuant to which it borrowed $9.0 million under a term note and $3.5 million under a revolving credit note in order to partially finance the acquisition of TGI. The term note was refinanced on February 25, 2008, for the remaining balance of the term note of $1.6 million. The refinanced term note required payments of principal and interest in 17 monthly installments of $93,000 beginning March 31, 2008, and ending August 31, 2009. Borrowings under the refinanced term note bore interest at an annual rate of 5.14%. The Company made additional payments and paid off the term note in October 2008.

The maximum aggregate amount available under the revolving credit note was originally $3.5 million, but an addendum to the revolving credit note dated March 26, 2008, changed the revolving credit note amount to $6.5 million. The revolving credit note was renewed in July 2009 to extend the term to July 31, 2010. The Company may borrow, repay and re-borrow amounts under the revolving credit note from time to time until its maturity on July 31, 2010. The maximum aggregate amount available under the revolving credit note is $6.5 million, subject to a borrowing base equal to 75% of the Company's eligible accounts receivable. Borrowings under the revolving credit note bear interest at a variable rate equal to

(1) prime (as defined in the credit facility) less 0.50%, or (2) one-, two-, three-, six- or twelve-month LIBOR. As of December 31, 2009, the revolving credit note did not have a balance. According to borrowing base requirements, the Company had the capacity to borrow $4.2 million as of December 31, 2009.

On December 19, 2008, the Company borrowed $9.0 million under a term note to partially finance the acquisition of MIV. The term note is payable in 35 equal installments of $97,000, with the balance of principal and interest payable in a balloon payment due on December 31, 2011. Borrowings under the term note bear interest at a rate of 5.2% per year. In 2009, the Company made principal payments, in addition to the monthly installments, on the term loan totaling $650,000.

The term note is secured by certain of the Company's assets, including the Company's land, building, accounts receivable and intangible assets. The term note contains various restrictions and covenants applicable to the Company, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company to consolidate or merge, create liens, incur additional indebtedness or dispose of assets. As of December 31, 2009, the Company was in compliance with these restrictions and covenants.

Debt acquired through the MIV acquisition included $90,000 in capital leases. The capital leases are for production and mailing equipment meeting capitalization requirements where the lease term exceeds more than 75% of the estimated useful life. The equipment is being depreciated over the lease term of 4.25 years ending in 2011.

The aggregate maturities of the note payable for each of the five years subsequent to December 31, 2009, are:

	Total Payments	2010	2011	2012	2013	2014
(In thousands)						
Notes payable	$ 7,659	$ 783	$ 6,876	$ --	$ --	$ --

(7) Share-Based Compensation

The Company measures and recognizes compensation expense for all share-based payments. The compensation expense is recognized based on the grant-date fair value of those awards. All of the Company's existing stock option awards and non-vested stock awards have been determined to be equity–classified awards.

In August 2001, the Board of Directors adopted, and on May 1, 2002, the Company's shareholders approved, the National Research Corporation 2001 Equity Incentive Plan ("2001 Equity Incentive Plan"). The 2001 Equity Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock, performance shares and other share-based awards and benefits up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either nonqualified or incentive stock options. Options vest over one to five years following the date of grant and option terms are generally five to ten years following the date of grant. At December 31, 2009, there were 78,417 shares available for issuance pursuant to future grants under the 2001 Equity Incentive Plan. The Company has accounted for grants of 521,583 options under the 2001 Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

The National Research Corporation 2004 Director Plan (the "2004 Director Plan") is a nonqualified plan that provides for the granting of options with respect to 250,000 shares of the Company's common stock. The 2004 Director Plan provides for grants of nonqualified options to each director of the Company who is not employed by the Company. On the date of each annual meeting of shareholders of the Company, options to purchase 12,000 shares of the Company's common stock are granted to directors that are re-elected or retained as a director at such meeting. On May 7, 2009, the Board of Directors amended the plan to increase the number of shares of common stock authorized for issuance under the plan from 250,000 to 550,000 shares, subject to approval of the Company's shareholders at the 2010 annual meeting of shareholders. The grants of options to directors on the date of the 2009 annual meeting of shareholders was also made subject to approval of the Company's shareholders at the 2010 annual meeting of shareholders. Given the ownership by the CEO and grantor retained annuity trusts that he established in February 2010, approval will be perfunctory. Options vest one year following the date of grant and option terms are generally ten years following the date of grant, or three years in the case of termination of the outside director's service. At December 31, 2009, pending shareholder approval of the increased number of shares at the 2010 annual meeting of shareholders, there will be 277,000 shares available for issuance pursuant to future grants under the 2004 Director Plan.

In February 2006, the Board of Directors adopted, and on May 4, 2006, the Company's shareholders approved the National Research Corporation 2006 Equity Incentive Plan (the "2006 Equity Incentive Plan"). The 2006 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock, performance shares and other share-based awards and benefits up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either incentive stock options or nonqualified stock options. Vesting terms vary with each grant, and option terms are generally five to ten years. Options vest over one to five years following the date of grant and options terms are generally five to ten years following the date of grant. At December 31, 2009, there were 427,057 shares available for issuance pursuant to future grants under the 2006 Equity Incentive Plan. The Company has accounted for grants of 172,943 options under the 2006 Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

The Company granted options to purchase 102,739, 118,475 and 131,382 shares of the Company's common stock during the years ended December 31, 2009, 2008 and 2007, respectively. Options to purchase shares of common stock were granted with exercise prices equal to the fair value of the common stock on the date of grant. The fair value of stock options granted was estimated using a Black-Scholes valuation model with the following assumptions:

	2009	2008	2007
Expected dividend yield at date of grant	1.93-2.35%	1.87-2.11%	1.76-1.92%
Expected stock price volatility	24.2 to 30.2%	21.1-24.2%	22.7-29.9%
Risk-free interest rate	1.55% to2.15%	3.18%	4.54-4.59%
Expected life of options (in years)	4.00 to 6.00	4.00 to 6.00	4.00 to 6.00

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility was based on historical monthly price changes of the Company's stock based on the expected life of the options at the date of grant. The expected life of options is the average number of years the Company estimates that options will be outstanding. The Company considers groups of associates that have similar historical exercise behavior separately for valuation purposes.

The following table summarizes stock option activity under the Company's 2001 and 2006 Equity Incentive Plans and the 2004 Director Plan for the year ended December 31, 2009:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at beginning of period	492,431	$20.77	--	--
Granted	102,739	$27.91	--	--
Exercised	(2,023)	$8.69	--	--
Canceled/expired	(15,325)	$21.73	--	--
Outstanding at end of period	577,822	$22.06	6.74	$1,221
Exercisable at end of period	265,959	$20.26	5.78	$ 855

The weighted average grant date fair value of stock options granted during the years ended December 31, 2009, 2008 and 2007, was $5.72, $5.67 and $6.39, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2008 and 2007, was $28,000, $2.3 million and $239,000, respectively. As of December 31, 2009, the total unrecognized compensation cost related to non-vested stock option awards was approximately $810,000, which was expected to be recognized over a weighted average period of 2.64 years.

Cash received from stock options exercised for the years ended December 31, 2009, 2008 and 2007, was $18,000, $1.9 million, and $338,000, respectively. The actual tax benefit realized for the tax deduction from stock options exercised was $11,000, $743,000 and $92,000, for the years ended December 31, 2009, 2008 and 2007, respectively.

During 2009, 2008 and 2007, the Company granted -0-, -0- and 32,115 non-vested shares of common stock under the 2001 Equity Incentive Plan. As of December 31, 2009, the Company had 21,956 non-vested shares of common stock outstanding under the Plan. These shares vest over one to five years following the date of grant and holders thereof are entitled to receive dividends from the date of grant, whether or not vested. The fair value of the awards is calculated as the fair market value of the shares on the date of grant. The Company recognized $178,000, $220,000 and $437,000 of non-cash compensation for the years ended December 31, 2009, 2008 and 2007, respectively, related to this non-vested stock.

The following table summarizes information regarding non-vested stock granted to associates under the 2001 Equity Incentive Plan for the year ended December 31, 2009:

	Shares Outstanding	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of period	36,502	$21.62
Granted	--	--
Vested	(10,645)	$23.49
Forfeited	(3,901)	$16.15
Outstanding at end of period	21,956	$21.68

As of December 31, 2009, the total unrecognized compensation cost related to non-vested stock awards was approximately $105,000 and is expected to be recognized over a weighted average period of 1.73 years.

(8) Leases

The Company leases printing equipment and services in the United States, and office space in Canada, Wisconsin and California. The Company has recorded rent expense of $626,000, $607,000 and $475,000 in 2009, 2008 and 2007, respectively. Minimum lease payments under non-cancelable operating leases and capital leases are:

Minimum lease payments (In thousands)	Total Payments	2010	2011	2012	2013	2014
Operating leases	$ 1,600	$ 524	$ 459	$ 432	$ 175	$ 10
Capital leases	65	37	28	--	--	--
Total	$ 1,665	$ 561	$ 487	$ 432	$ 175	$ 10

The capital leases are for production and mailing equipment. Total minimum lease payments remaining are $65,000, with $5,000 representing interest as of December 31, 2009. The present value of the future minimum lease payments are $60,000 less current maturities of $33,000. Long-term obligations under capital leases total $27,000 as of December 31, 2009.

(9) Related Party

A Board member of the Company also serves as a director of the Picker Institute. The Company advanced $300,000 in each of 2004 and 2003 to the Picker Institute to fund designated research projects. The advance was fully used by December 31, 2008. $171,000 and $175,000 was expensed on research work during 2008 and 2007, respectively.

A Board member of the Company also serves as an officer of Ameritas Life Insurance Corp. In connection with the Company's regular assessment of its insurance-based associate benefits and the costs associated therewith, which is conducted by an independent insurance broker, in 2007 the Company began purchasing dental insurance for certain of its associates from Ameritas Life Insurance Corp. and, in 2009, the Company also began purchasing vision insurance for certain of its associates from Ameritas Life Insurance Corp. The total value of these purchases was $113,000, $79,000 and $65,000 in 2009, 2008 and 2007 respectively.

(10) Associate Benefits

The Company sponsors a qualified 401(k) plan covering substantially all associates with no eligibility service requirement. Under the 401(k) plan, the Company matches 25% of the first 6% of compensation contributed by each associate. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. The Company contributed $151,000, $151,000 and $127,000 in 2009, 2008 and 2007, respectively, as a matching percentage of associate 401(k) contributions.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management evaluated, with the participation of the Company's Chief Executive Officer and the Company's Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2009.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information

The Company has no other information to report pursuant to this item.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item with respect to directors and Section 16 compliance is included under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Shareholders ("Proxy Statement") and is hereby incorporated herein by reference. Information with respect to the executive officers of the Company appears in Item 1 of this Annual Report on Form 10-K. The information required by this Item with respect to audit committees and audit committee financial experts is included under the caption "Corporate Governance" in the Proxy Statement and is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of the Company's associates, including the Company's Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. The Company has posted a copy of the Code of Business Conduct and Ethics on its website at www.nationalresearch.com. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Business Conduct and Ethics by posting such information on its website at www.nationalresearch.com. The Company is not including the information contained on its website as part of, or incorporating it by reference into, this report.

Item 11. Executive Compensation

The information required by this Item is included under the captions "Compensation Discussion and Analysis," "2009 Summary Compensation Table," "Grants of Plan-Based Awards in 2009," "Outstanding Equity Awards at December 31, 2009," "2009 Director Compensation" and "Compensation Committee Report" in the Proxy Statement and is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item with respect to security ownership of certain beneficial owners and management is included under the caption "Principal Shareholders" in the Proxy Statement and is hereby incorporated by reference.

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2009.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (1)	554,822	$21.80	505,474 (2)
Equity compensation plans not approved by security holders	23,000	27.23	277,000(3)
Total	577,822	$22.06	782,474

(1) Includes the Company's 2006 Equity Incentive Plan, 2004 Director Plan, and the 2001 Equity Incentive Plan.

(2) As of December 31, 2009, the Company had authority to award up to 161,854 additional shares of restricted Common Stock to participants under the 2001 Equity Incentive Plan, provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2001 Equity Incentive Plan, which totaled 78,417 as of December 31, 2009. Under the 2006 Equity Incentive Plan, the Company had authority to award up to 167,885 additional shares of restricted Common Stock to participants under the 2006 Equity Incentive Plan, provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2006 Equity Incentive Plan, which totaled 427,057 as of December 31, 2009.

(3) As of December 31, 2009, the Company had authority to award up to 277,000 additional shares of Common Stock to participants under the 2004 Directors Plan, subject to approval by the Company's shareholders at the 2010 annual meeting of shareholders of the amendment to the plan adopted, on May 7, 2009 by the Board of Directors to increase the number of shares of common stock authorized for issuance under the plan from 250,000 to 550,000 shares. The Board of Directors conditioned the amendment, on the approval of the Company's shareholders at the 2010 annual meeting of shareholders. The grants of options to directors on the date of the 2009 annual meeting of shareholders were also made subject to approval of the Company's shareholders at the 2010 annual meeting of shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is included under the caption "Corporate Governance--" in the Proxy Statement and is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item is included under the caption "Miscellaneous--Independent Registered Public Accounting Firm" in the Proxy Statement and is hereby incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) 1. Consolidated financial statements - The consolidated financial statements listed in the accompanying index to the consolidated financial statements and financial statement schedule are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedule - The financial statement schedule listed in the accompanying index to the consolidated financial statements and financial statement schedule is filed as part of this Annual Report on Form 10-K.

3. Exhibits - The exhibits listed in the accompanying exhibit index are filed as part of this Annual Report on Form 10-K.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(In thousands)	Balance at Beginning of Year	MIV Acquisition	Bad Debt Expense	Write-offs Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:					
Year Ended December 31, 2007	$ 44	$ --	$ 29	$ 3	$ 70
Year Ended December 31, 2008	$ 70	$ 69	$ 168	$ 66	$ 241
Year Ended December 31, 2009	$ 241	$ 75	$ 138	$ 175	$ 279

See accompanying report of independent registered public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Page in this
Form 10-K

All other financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 31st day of March 2010.

NATIONAL RESEARCH CORPORATION

By /s/ Michael D. Hays
Michael D. Hays
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael D. Hays Michael D. Hays	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2010
/s/ Patrick E. Beans Patrick E. Beans	Vice President, Treasurer, Secretary, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 31, 2010
/s/ JoAnn M. Martin JoAnn M. Martin	Director	March 31, 2010
/s/ John N. Nunnelly John N. Nunnelly	Director	March 31, 2010
/s/ Paul C. Schorr III Paul C. Schorr III	Director	March 31, 2010
/s/ Gail L. Warden Gail L. Warden	Director	March 31, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(3.1)	Articles of Incorporation of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.1) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(3.2)	By-Laws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.2) to National Research Corporation's Current Report on Form 8-K dated May 8, 2009 (File No. 0-29466)]
(4.1)	Installment or Single Payment Note, dated as of December 19, 2008, from National Research Corporation to U.S. Bank National Association [Incorporated by reference to Exhibit (4.1) to National Research Corporation's Current Report on Form 8-K dated December 19, 2008 (File No. 0-294660)]
(10.1)*	National Research Corporation 2001 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2002 (File No. 0-29466)]
(10.2)*	National Research Corporation 2006 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2006 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2006 (File No. 0-29466)]
(10.3)*	National Research Corporation Director Stock Plan, as amended to date [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-29466)]
(10.4)*	National Research Corporation 2004 Director Stock Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2005 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 4, 2005 (File No. 0-29466)]
(10.5)+	Contract, dated January 23, 2002, between National Research Corporation and the Department of Veterans Affairs [Incorporated by reference to Exhibit (10.4) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-29466)]
(10.6)*	Form of Nonqualified Stock Option Agreement (for new associates) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.4 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.7)*	Form of Nonqualified Stock Option Agreement (for officers) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.5 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.8)*	Form of Restricted Stock Agreement for executive officers used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 10.2 to National Research Corporation's Current Report on Form 8-K dated March 19, 2005 (File No. 0-29466)]
(10.9)*	Form of Restricted Stock Agreement (one year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.6 to National Research Corporation's

Exhibit Number	Exhibit Description
	Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.10)*	Form of Restricted Stock Agreement (five year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.7 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.11)*	Restricted Stock Incentive Plan for Joseph W. Carmichael, as amended and restated, under the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 10.2 to National Research Corporation's Current Report on Form 8-K dated March 3, 2006 (File No. 0-29466)]
(10.12)*	Director's Compensation Summary [Incorporated by reference to Exhibit (10.1) to National Research Corporation's Annual Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 0-29466)]
(10.13)*	Form of Nonqualified Stock Option Agreement used in connection with the 2006 Equity Incentive Plan [Incorporated by reference to Exhibit (10.14) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-29466)]
(10.14)*	Form of Restricted Stock Agreement used in connection with the 2006 Equity Incentive Plan [Incorporated by reference to Exhibit (10.15) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-29466)]
(10.15)	Merger Agreement, dated as of November 26, 2008, by and among National Research Corporation, NRC Acquisition, Inc., My Innerview, Inc., Neil L. Gulsvig and Janice L. Gulsvig [Incorporated by reference to Exhibit (2.1) to National Research Corporation's Current Report on Form 8-K dated November 26, 2008 (File No. 0-29466)]
(23.1)	Consent of Independent Registered Public Accounting Firm
(31.1)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32.1)	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(99.1)	Proxy Statement for the 2010 Annual Meeting of Shareholders, to be filed within 120 days of December 31, 2009 [To be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after December 31, 2009; except to the extent specifically incorporated by reference, the Proxy Statement for the 2010 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K]

* A management contract or compensatory plan or arrangement.

\+ Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Research Corporation:

We consent to the incorporation by reference in the registration statements (File Nos. 333-52135, 333-52143, 333-120530, 333-137763, 333-137769) on Forms S-8 and (File Nos. 333-120529 and 333-159370) on Forms S-3 of National Research Corporation of our report dated March 31, 2010, with respect to the consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, which report appears in the December 31, 2009 annual report on Form 10-K of National Research Corporation.

/s/ KPMG LLP

Lincoln, Nebraska
March 31, 2010

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Michael D. Hays, certify that:

1. I have reviewed this Annual Report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2010

/s/ Michael D. Hays
Michael D. Hays
President and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Patrick E. Beans, certify that:

1. I have reviewed this Annual Report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2010

/s/ Patrick E. Beans
Patrick E. Beans
Chief Financial Officer

Exhibit 32

Written Statement of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of National Research Corporation (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the twelve-month period ended December 31, 2009, (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael D. Hays
Michael D. Hays
President and Chief Executive Officer

/s/ Patrick E. Beans
Patrick E. Beans
Chief Financial Officer

Date: March 31, 2010

(PAGE INTENTIONALLY LEFT BLANK)

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Michael D. Hays
President and Chief Executive Officer
National Research Corporation

Patrick E. Beans
Vice President, Treasurer, Secretary and Chief Financial Officer
National Research Corporation

JoAnn M. Martin* **Lead Director**
President and Chief Executive Officer
Ameritas Life Insurance Corporation

John N. Nunnelly*
Vice President, Strategic Planning
McKesson Corporation

Paul C. Schorr III*
President and Chief Executive Officer
ComCor Holding, Inc.

Gail L. Warden*
President Emeritus
Henry Ford Health System

**Members of Audit, Compensation and Nominating Committees*

EXECUTIVE OFFICERS

Michael D. Hays
President and Chief Executive Officer

Patrick E. Beans
Chief Financial Officer

CORPORATE DATA

Corporate Headquarters
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508
Phone: 402.475.2525
Fax: 402.475.9061
www.nationalresearch.com

Common Stock
National Research Corporation's common stock is traded on The NASDAQ Stock Market under the symbol NRCI.

Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Phone: 800-757-5755
Fax: 312-427-2879

Independent Registered Public Accounting Firm
KPMG LLP
Lincoln, Nebraska

Corporate Counsel
Foley & Lardner LLP
Milwaukee, Wisconsin

Woods & Aitken LLP
Lincoln, Nebraska



NATIONAL RESEARCH
Corporation

1245 Q Street
Lincoln, Nebraska 68508
Phone - 402.475.2525
Fax - 402.475.9061
www.nationalresearch.com